UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



17010645

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

00000760207
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2016
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-__________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on September 26, 2017.

REPUBLIC OF PANAMA

By: /S/ IVÁN A. ZARAK ARIAS

Name: Iván A. Zarak Arias
Title: Vice Minister of Economy of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2016 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

<u>Exhibit</u>

C. Copy of the 2017 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

GACETA OFICIAL

GOBIERNO DE LA REPÚBLICA DE PANAMÁ


DIGITAL

Año CXV Panamá, R. de Panamá viernes 02 de diciembre de 2016 N° 28170-A

CONTENIDO

ASAMBLEA NACIONAL

Ley N° 63
(De viernes 02 de diciembre de 2016)

QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL DE 2017.

LEY 63

De 2 de diciembre de 2016

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2017

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2017, cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	8,721,337,768	3,544,565,914	12,265,903,682	7,266,881,566	4,999,022,116	12,265,903,682
1. INSTITUCIONES DESCENTRALIZADAS	5,963,686,036	927,339,628	6,891,025,664	4,682,609,354	2,208,416,310	6,891,025,664
2. EMPRESAS PÚBLICAS	1,459,568,746	1,294,542,714	2,754,111,460	1,177,123,484	1,576,987,976	2,754,111,460
3. INTERMEDIARIOS FINANCIEROS	667,036,904	2,144,014,996	2,811,051,900	539,534,291	2,271,517,609	2,811,051,900
TOTAL	16,811,629,454	7,910,463,252	24,722,092,706	13,666,148,695	11,055,944,011	24,722,092,706
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,820,079,410	1,226,262,002	3,046,341,412	1,820,079,410	1,226,262,002	3,046,341,412
TOTAL PRESUPUESTO GENERAL DEL ESTADO	14,991,550,044	6,684,201,250	21,675,751,294	11,846,069,285	9,829,682,009	21,675,751,294



ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0 GOBIERNO CENTRAL	3,750,953,662	909,522,755	1,382,260,243	0	1,224,144,906	7,266,881,566
1 INSTITUCIONES DESCENTRALIZADAS	2,570,277,795	1,921,140,405	123,232,170	67,948,984	10,000	4,682,609,354
2 EMPRESAS PÚBLICAS	698,694,065	125,749,943	3,100,000	243,485,013	106,094,463	1,177,123,484
3 INTERMEDIARIOS FINANCIEROS	423,276,434	115,763,550	0	0	494,307	539,534,291
TOTAL	**7,443,201,956**	**3,072,176,653**	**1,508,592,413**	**311,433,997**	**1,330,743,676**	**13,666,148,695**

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0 GOBIERNO CENTRAL	3,006,237,668	26,068,543	1,225,603,002	741,112,903	4,999,022,116
1 INSTITUCIONES DESCENTRALIZADAS	2,191,476,935	16,939,375	0	0	2,208,416,310
2 EMPRESAS PÚBLICAS	1,485,858,211	45,252,427	0	45,877,338	1,576,987,976
3 INTERMEDIARIOS FINANCIEROS	2,256,890,900	10,598,421	0	4,028,288	2,271,517,609
TOTAL	**8,940,463,714**	**98,858,766**	**1,225,603,002**	**791,018,529**	**11,055,944,011**

CAPÍTULO II
POLÍTICA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	9,026,263,844	41.64
DESARROLLO AMBIENTAL Y TECNOLÓGICO	210,324,723	0.97
DESARROLLO DE LA INFRAESTRUCTURA	2,667,409,715	12.31
DESARROLLO Y FOMENTO DE LA PRODUCCION	495,608,686	2.29
SERVICIOS FINANCIEROS	3,720,631,000	17.16
SERVICIOS GENERALES	3,443,243,121	15.89
NO CLASIFICABLES	2,112,270,205	9.74
TOTAL	**21,675,751,294**	**100.00**





CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2017, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**13,537,086,663**
INGRESOS CORRIENTES	13,345,905,735
RECURSOS DEL PATRIMONIO	154,180,028
DONACIONES	37,000,900
GASTOS CORRIENTES	**11,131,448,247**
SERVICIOS PERSONALES	4,725,444,330
SERVICIOS NO PERSONALES	1,077,020,560
MATERIALES Y SUMINISTROS	951,588,246
MAQUINARIA Y EQUIPO	44,416,921
INVERSIÓN FINANCIERA	39,775,600
TRANSFERENCIAS CORRIENTES	2,871,389,943
TRANSFERENCIAS OTRO	4,000,000
ASIGNACIONES GLOBALES	29,357,671
SEGURO EDUCATIVO	156,223,500
INTERESES DE LA DEUDA	1,232,231,476
INTERNA	246,869,602
EXTERNA	985,361,874
SUPERÁVIT/DÉFICIT CORRIENTE	**2,214,457,488**
INVERSIÓN	**5,062,844,001**
CORRIENTE	5,062,844,001
AJUSTES	**2,072,457,023**
BALANCE AJUSTADO	**-584,748,562**
FINANCIAMIENTO	**584,748,562**
INTERNO NETO	-42,803,777
CRÉDITO INTERNO	291,940,500
RECUPERACIÓN DE COLOCACIONES	201,389,300
SALDO EN CAJA	7,088,000
USO RESERVA	190,166,000
INVERSIÓN FINANCIERA	-494,359,300
AMORTIZACIÓN	-239,028,277
EXTERNO NETO	2,700,009,362
CRÉDITO EXTERNO	3,221,884,114
AMORTIZACIÓN	-521,874,752
AJUSTES	-2,072,457,023

3

TÍTULO II
PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I
RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2017, cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	12,265,903,682	TOTAL	12,265,903,682
1 INGRESOS CORRIENTES	**8,834,271,297**	**1 GASTOS CORRIENTES**	**7,266,881,566**
1.1 INGRESOS TRIBUTARIOS	5,875,924,752	1.1 GASTOS DE OPERACION	3,750,953,662
1.1.1 IMPUESTOS DIRECTOS	2,983,000,397	1.2 TRANSFERENCIAS CORRIENTES Y SUBSIDIO	2,291,782,998
1.1.2 IMPUESTOS INDIRECTOS	2,892,924,355	1.2.1 TRANSFERENCIAS CORRIENTES	909,522,755
1.2 INGRESOS NO TRIBUTARIOS	2,715,043,887	1.2.1.1 TRANSFERENCIAS PROPIAS	909,522,755
1.2.1 RENTA DE ACTIVOS	8,044,747	1.2.1.2 TRANSFERENCIAS C.S.S	41,400
1.2.2 PART. EN UTILIDADES EMPRESAS	1,378,478,179	1.2.2 SUBSIDIOS	1,382,260,243
1.2.3 TRANSFERENCIAS CORRIENTES	12,361,051	1.3 INTERESES DE LA DEUDA PUBLICA	1,224,144,906
1.2.4 TASAS Y DERECHOS	980,725,219		
1.2.5 CONTRIBUCION DE MEJORAS	3,763,550		
1.2.6 INGRESOS VARIOS	20,237,144		
1.2.7 APORTE AL FISCO	311,433,997		
1.3 OTROS INGRESOS CORRIENTES	17,435,600		
1.3.2 INTERESES Y COMISIONES GANADOS	17,382,600		
1.3.4 INTERESES POR REEMBOLSO AL GOB. CE	53,000		
1.5 INGRESO DE GESTIÓN	112,933,529		
2 INGRESOS DE CAPITAL	**3,544,565,914**	**2 GASTOS DE CAPITAL**	**4,999,022,116**
2.1 RECURSOS DEL PATRIMONIO	60,659,000	(Maquinaria y Equipo e Inversion Fin.)	3,006,237,668
2.1.1 VENTA DE ACTIVOS	60,000,000	2.2 OTROS GASTOS DE CAPITAL	26,068,543
2.1.3 RECUPERACIÓN DE PRÉSTAMOS	659,000	2.3 TRANSFERENCIAS DE CAPITAL	1,225,603,002
2.2 RECURSOS DEL CRÉDITO	3,447,205,914	2.4 AMORTIZACIÓN DE LA DEUDA PUBLICA	741,112,903
2.2.1 CREDITO INTERNO	291,940,500		
2.2.2 CRÉDITO EXTERNO	3,155,265,414		
2.3 OTROS INGRESOS DE CAPITAL	36,701,000		
2.3.2 TRANSFERENCIA DE CAPITAL	36,701,000		



ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	3,750,953,662	909,522,755	1,382,260,243	1,224,144,906	7,266,881,566
ASAMBLEA NACIONAL	72,745,964	2,325,600	0	0	75,071,564
CONTRALORÍA GENERAL DE LA REPÚBLICA	86,950,346	115,160	0	0	87,065,506
MINISTERIO DE LA PRESIDENCIA	141,814,105	65,256,727	26,843,115	0	233,913,947
MINISTERIO DE RELACIONES EXTERIORES	55,481,875	5,243,555	0	0	60,725,430
MINISTERIO DE EDUCACIÓN	1,191,972,029	27,711,600	442,215,950	0	1,661,899,579
MINISTERIO DE COMERCIO E INDUSTRIAS	27,996,620	5,728,600	54,078,180	0	87,803,400
MINISTERIO DE OBRAS PUBLICAS	34,467,260	103,000	0	0	34,570,260
MINISTERIO DE DESARROLLO AGROPECUARIO	58,955,153	1,378,500	26,542,300	0	86,875,953
MINISTERIO DE SALUD	716,603,826	371,179,063	608,371,618	0	1,696,154,507
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	35,315,490	438,600	0	0	35,754,090
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	18,956,039	162,000	10,354,187	0	29,472,226
MINISTERIO DE ECONOMÍA Y FINANZAS	143,103,217	351,905,600	46,650,907	0	541,659,724
MINISTERIO DE GOBIERNO	97,988,505	9,978,565	148,561,386	0	256,528,456
MINISTERIO DE SEGURIDAD PÚBLICA	644,742,018	53,398,430	0	0	698,140,448
MINISTERIO DE DESARROLLO SOCIAL	26,984,399	777,300	18,642,600	0	46,404,299
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,941,854	67,500	0	0	3,009,354
MINISTERIO DE AMBIENTE	30,622,135	1,050,090	0	0	31,672,225
ORGANO JUDICIAL	135,050,670	1,154,805	0	0	136,205,475
PROCURADURÍA GENERAL DE LA NACIÓN	131,440,912	1,680,418	0	0	133,121,330
PROCURADURÍA DE LA ADMINISTRACIÓN	4,010,885	211,300	0	0	4,222,185
TRIBUNAL ELECTORAL	57,357,715	9,324,535	0	0	66,682,250
FISCALIA GENERAL ELECTORAL	3,741,721	71,079	0	0	3,812,800
OTROS GASTOS DE LA ADMINISTRACIÓN	20,782,209	73,500	0	0	20,855,709
TRIBUNAL DE CUENTAS	3,385,340	68,164	0	0	3,453,504



INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
FISCALIA GENERAL DE CUENTAS	2,926,079	56,900	0	0	2,982,979
DEFENSORÍA DEL PUEBLO	4,617,296	62,164	0	0	4,679,460
SERVICIO DE LA DEUDA PÚBLICA	0	0	0	1,224,144,906	1,224,144,906

ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**3,006,237,668**	**26,068,543**	**1,225,603,002**	**741,112,903**	**4,999,022,116**
ASAMBLEA NACIONAL	14,019,000	1,536,500	0	0	15,555,500
CONTRALORIA GENERAL DE LA REPÚBLICA	910,000	357,158	0	0	1,267,158
MINISTERIO DE LA PRESIDENCIA	591,943,451	748,141	677,442,402	0	1,270,133,994
MINISTERIO DE RELACIONES EXTERIORES	5,430,000	522,720	0	0	5,952,720
MINISTERIO DE EDUCACIÓN	192,472,460	0	296,510,400	0	488,982,860
MINISTERIO DE COMERCIO E INDUSTRIAS	2,528,000	0	48,726,400	0	51,254,400
MINISTERIO DE OBRAS PUBLICAS.	801,621,800	0	0	0	801,621,800
MINISTERIO DE DESARROLLO AGROPECUARIO	75,053,544	0	43,040,200	0	118,093,744
MINISTERIO DE SALUD	311,970,298	0	105,701,000	0	417,671,298
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	3,975,000	0	1,000,000	0	4,975,000
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	351,689,000	0	0	0	351,689,000
MINISTERIO DE ECONOMÍA Y FINANZAS	265,035,477	4,790,838	47,000,000	0	316,826,315
MINISTERIO DE GOBIERNO	33,929,000	1,427,186	2,500,000	0	37,856,186
MINISTERIO DE SEGURIDAD PUBLICA	44,355,010	3,965,245	0	0	48,320,255
MINISTERIO DE DESARROLLO SOCIAL	241,654,446	0	3,682,600	0	245,337,046
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	39,600	0	0	39,600



INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
MINISTERIO DE AMBIENTE	37,193,150	0	0	0	37,193,150
ÓRGANO JUDICIAL	20,011,000	4,662,485	0	0	24,673,485
PROCURADURIA GENERAL DE LA NACIÓN	7,700,800	3,932,000	0	0	11,632,800
PROCURADURÍA DE LA ADMINISTRACION	0	246,100	0	0	246,100
TRIBUNAL ELECTORAL	4,085,232	3,445,353	0	0	7,530,585
FISCALÍA GENERAL ELECTORAL	0	67,200	0	0	67,200
OTROS GASTOS DE LA ADMINISTRACION	0	228,301	0	0	228,301
TRIBUNAL DE CUENTAS	319,000	0	0	0	319,000
FISCALÍA GENERAL DE CUENTAS	80,000	41,176	0	0	121,176
DEFENSORÍA DEL PUEBLO	262,000	58,540	0	0	320,540
SERVICIO DE LA DEUDA PUBLICA	0	0	0	741,112,903	741,112,903

CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2017, por un monto de B/. 12,265,903,682 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	INGRESOS DE GOBIERNO CENTRAL	12,265,903,682
0.55.1.0.0.0.00	INGRESOS CORRIENTES	8,721,337,768
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	5,875,924,752
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	2,983,000,397
0.55.1.1.1.1.00	SOBRE LA RENTA	2,550,344,313
0.55.1.1.1.1.01	PERSONA NATURAL	66,535,404
0.55.1.1.1.1.02	PERSONA JURÍDICA	1,061,981,414
0.55.1.1.1.1.03	PLANILLA	744,682,481
0.55.1.1.1.1.04	DIVIDENDOS	161,879,204
0.55.1.1.1.1.05	COMPLEMENTARIO	160,887,521
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	74,441,738
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	55,528,681
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	48,390,705
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	53,680,560
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	122,336,605
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	311,936,084
0.55.1.1.1.2.01	INMUEBLES	164,342,937
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	147,593,147
0.55.1.1.1.4.00	SEGURO EDUCATIVO	120,720,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	120,720,000



0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,892,924,355
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,600,510,643
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	666,714,500
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	933,796,143
0.55.1.1.2.2.00	IMPORTACIÓN	473,006,267
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	58,335
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,800,081
0.55.1.1.2.2.03	INSTRUM. CIENTÍF. DE MEDICIÓN Y CONTROL	2,333,401
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	12,133,685
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	350,010
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	10,266,964
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,800,081
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	6,533,522
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,800,081
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	27,534,131
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	116,670
0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,733,441
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,333,401
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,966,984
0.55.1.1.2.2.15	METALES EN GENERAL	5,133,482
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,750,050
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,750,050
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	6,533,522
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	583,350
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,566,741
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	350,010
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,750,050
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,333,401
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	8,166,903
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,733,441
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	816,690
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	933,360
0.55.1.1.2.2.28	COMBUSTIBLES	933,360
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	350,677,730
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	233,340
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	739,576,605
0.55.1.1.2.4.01	PRIMA DE SEGUROS	59,668,714
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	275,850,538
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	65,997,025
0.55.1.1.2.4.06	CONSUMO DE LICORES	22,797,550
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,665,321
0.55.1.1.2.4.09	CONSUMO VARIOS	72,578,277
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	10,039
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	45,619,054
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	2,238,321
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	34,934,338
0.55.1.1.2.4.14	CONSUMO SELECTIVO DE AUTOMÓVIL	151,217,428
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	51,060,325
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	51,060,325
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	28,770,515
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	28,767,270
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	3,245
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,715,043,887
0.55.1.2.1.0.00	RENTA DE ACTIVOS	8,044,747
0.55.1.2.1.1.00	ARRENDAMIENTOS	429
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	322
0.55.1.2.1.1.03	DE BIENES INMUEBLES	107
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	221,511
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	221,511
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	833,357
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	833,357
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	6,989,450
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	4,838,850
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,150,600
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	1,378,478,179
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	1,283,472,000
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	34,735,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	1,150,000,000



0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	71,737,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	20,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	6,000,000
0.55.1.2.2.1.10	PANAMA PORTS COMPANY	1,000,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	90,006,179
0.55.1.2.2.4.70	DIVIDENDOS BNP	75,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	15,000,000
0.55.1.2.2.4.75	DIVIDENDOS COFINA - BLADEX	6,179
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	5,000,000
0.55.1.2.2.5.01	SEÑOREAJE	5,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,361,051
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	7,314,822
0.55.1.2.3.2.02	Autoridad de la Micro, Pequeña y Mediana Empresa (AMPYME)	113,831
0.55.1.2.3.2.03	Autoridad del Tránsito y Transporte Terrestre (ATTT)	113,666
0.55.1.2.3.2.04	Autoridad del Canal de Panamá	302,204
0.55.1.2.3.2.06	Autoridad Nacional de los Servicios Públicos (ASEP)	96,972
0.55.1.2.3.2.07	Autoridad Nacional de Administración de Tierras (ANATI)	57,699
0.55.1.2.3.2.09	Autoridad Nacional de Aduanas	114,908
0.55.1.2.3.2.10	Caja de Seguro Social (CSS)	3,616,526
0.55.1.2.3.2.11	Instituto Conmemorativo Gorgas de Estudios de la Salud (ICGES)	38,786
0.55.1.2.3.2.12	Centro Nac. de Estudios en Técnicas de Imágenes Moleculares	83,692
0.55.1.2.3.2.14	Autoridad de Protección al Consumidor y Defensa de la Competencia (ACODECO)	62,138
0.55.1.2.3.2.15	Consejo de Administración del SIACAP	23,218
0.55.1.2.3.2.20	Instituto para la Formación y Aprovechamiento de los Recursos Humanos (IFARHU)	164,647
0.55.1.2.3.2.21	Secretaría Nacional de Discapacidad (SENADIS)	57,245
0.55.1.2.3.2.23	Instituto Nacional de Medicina Física y Rehabilitación	20,272
0.55.1.2.3.2.24	Autoridad Panameña de Seguridad de Alimentos (AUPSA)	69,878
0.55.1.2.3.2.25	Instituto de Investigaciones Agropecuarias (IDIAP)	184,369
0.55.1.2.3.2.26	Autoridad de los Recursos Acuáticos de Panamá (ARAP)	66,733
0.55.1.2.3.2.27	Dirección General de Contrataciones Públicas (DGCP)	42,480
0.55.1.2.3.2.28	Tribunal Administrativo de Contrataciones Públicas	68,941
0.55.1.2.3.2.30	Instituto Nacional de Cultura (INAC)	105,929
0.55.1.2.3.2.31	Sistema Estatal de Radio y Televisión (SERTV)	23,218
0.55.1.2.3.2.32	Secretaría Nacional de Ciencia, Tecnología e Innovación	66,262
0.55.1.2.3.2.33	Instituto Nacional de la Mujer (INAMU)	44,635
0.55.1.2.3.2.34	Secretaría Nacional de Niñez, Adolescencia y Familia	89,853
0.55.1.2.3.2.35	Instituto Panameño de Deportes (PANDEPORTES)	103,012
0.55.1.2.3.2.37	Instituto Nac. de Formación Prof. y Cap. para el Desarrollo Humano (INADEH)	339,991
0.55.1.2.3.2.40	Instituto Panameño de Habilitación Especial (IPHE)	86,966
0.55.1.2.3.2.41	Autoridad de Pasaportes de Panamá	67,883
0.55.1.2.3.2.42	Instituto Panameño Autonómo Cooperativo (IPACOOP)	85,014
0.55.1.2.3.2.45	Autoridad de Turismo de Panamá (ATP)	118,641
0.55.1.2.3.2.46	Autoridad Nacional para la Innovación Gubernamental	45,901
0.55.1.2.3.2.48	Registro Público de Panamá	111,477
0.55.1.2.3.2.50	Autoridad Nac. de Transparencia y Acceso a la Información	23,218
0.55.1.2.3.2.87	Universidad Autónoma de Chiriquí (UNACHI)	41,705
0.55.1.2.3.2.90	Universidad de Panamá	391,489
0.55.1.2.3.2.91	Universidad Marítima Internacional de Panamá (UMIP)	27,830
0.55.1.2.3.2.93	Universidad Especializada de las Américas (UDELAS)	62,870
0.55.1.2.3.2.95	Universidad Tecnológica de Panamá (UTP)	141,965
0.55.1.2.3.2.97	Zona Franca de Barú	38,758
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1,502,987
0.55.1.2.3.3.02	Aeropuerto Internacional Tocumen, S.A. (AITSA)	86,579
0.55.1.2.3.3.03	Autoridad Marítima de Panamá (AMP)	179,700
0.55.1.2.3.3.08	Bingos Nacionales	13,410
0.55.1.2.3.3.38	Autoridad Aeronáutica Civil (AAC)	68,941
0.55.1.2.3.3.66	Instituto de Acueductos y Alcantarillados Nacionales (IDAAN)	216,936
0.55.1.2.3.3.70	Instituto de Mercadeo Agropecuario (IMA)	132,976
0.55.1.2.3.3.73	Empresa de Generación Eléctrica, S. A. (EGESA)	99,285
0.55.1.2.3.3.75	Empresa Nacional de Autopistas, S.A. (ENA)	87,174
0.55.1.2.3.3.78	Empresa de Transmisión Eléctrica S. A. (ETESA)	130,070
0.55.1.2.3.3.82	Lotería Nacional de Beneficencia (LNB)	179,634
0.55.1.2.3.3.96	Zona Libre de Colón (ZOLICOL)	129,390
0.55.1.2.3.3.97	Agencia Panamá-Pacífico (APP)	82,901
0.55.1.2.3.3.98	Autoridad de Aseo Urbano y Domiciliario (AAUD)	95,991
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	1,014,031
0.55.1.2.3.4.10	Superintendencia de Bancos (SBP)	88,231
0.55.1.2.3.4.11	Superintendencia de Seguros y Reaseguros (SSR)	27,637



0.55.1.2.3.4.15	Banco de Desarrollo Agropecuario (BDA)	437.904
0.55.1.2.3.4.30	Banco Hipotecario Nacional (BHN)	103.950
0.55.1.2.3.4.45	Banco Nacional de Panamá (BNP)	207.802
0.55.1.2.3.4.60	Caja de Ahorros (CA)	24.662
0.55.1.2.3.4.65	Superintendencia del Mercado de Valores (SMV)	42,610
0.55.1.2.3.4.90	Instituto de Seguro Agropecuario	81,235
0.55.1.2.3.6.00	MUNICIPIOS	2.529.211
0.55.1.2.3.6.01	Municipio de Bocas del Toro	38.758
0.55.1.2.3.6.02	Municipio de Changuinola	41,705
0.55.1.2.3.6.03	Municipio de Chiriquí Grande	37.137
0.55.1.2.3.6.07	Municipio de Aguadulce	59,656
0.55.1.2.3.6.08	Municipio de Antón	41,705
0.55.1.2.3.6.10	Municipio de Natá	38,758
0.55.1.2.3.6.12	Municipio de Penonomé	57,245
0.55.1.2.3.6.16	Municipio de Colón	74,111
0.55.1.2.3.6.18	Municipio de Donoso	38.758
0.55.1.2.3.6.19	Municipio de Portobelo	38.758
0.55.1.2.3.6.25	Municipio de Alanje	20,272
0.55.1.2.3.6.26	Municipio de Barú	57,245
0.55.1.2.3.6.27	Municipio de Boquerón	20,272
0.55.1.2.3.6.28	Municipio de Boquete	20.272
0.55.1.2.3.6.29	Municipio de Bugaba	38,758
0.55.1.2.3.6.30	Municipio de David	97,329
0.55.1.2.3.6.31	Municipio de Dolega	38,758
0.55.1.2.3.6.32	Municipio de Gualaca	20,272
0.55.1.2.3.6.34	Municipio de Renacimiento	20,272
0.55.1.2.3.6.37	Municipio de Tolé	38,758
0.55.1.2.3.6.43	Municipio de Chepigana	73,553
0.55.1.2.3.6.47	Municipio de Chitré	114,924
0.55.1.2.3.6.59	Municipio de Las Tablas	61,351
0.55.1.2.3.6.60	Municipio de Los Santos	77,517
0.55.1.2.3.6.69	Municipio de Arraiján	77,352
0.55.1.2.3.6.70	Municipio de Balboa	55.624
0.55.1.2.3.6.71	Municipio de Capira	51.010
0.55.1.2.3.6.72	Municipio de Chame	45.023
0.55.1.2.3.6.73	Municipio de Chepo	57.245
0.55.1.2.3.6.75	Municipio de La Chorrera	111,387
0.55.1.2.3.6.76	Municipio de Panamá	522,809
0.55.1.2.3.6.77	Municipio de San Carlos	64,487
0.55.1.2.3.6.78	Municipio de San Miguelito	119,387
0.55.1.2.3.6.79	Municipio de Taboga	55.624
0.55.1.2.3.6.94	Municipio de Santiago	126,062
0.55.1.2.3.6.95	Municipio de Soná	77,057
0.55.1.2.4.0.00	TASAS Y DERECHOS	980.725.219
0.55.1.2.4.1.00	DERECHOS	698,635,703
0.55.1.2.4.1.02	PEAJES DEL CANAL	450,000,000
0.55.1.2.4.1.03	DERECHO ÚNICO	612,921
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	104,304
0.55.1.2.4.1.20	REGALÍAS DE RECURSOS MINERALES/JUBILADO	80.647.500
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	587,113
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	12,365
0.55.1.2.4.1.45	CONCESIONES VARIAS	150,542,000
0.55.1.2.4.1.46	CONCESIONES B. R.	16,129,500
0.55.1.2.4.2.00	TASAS	282,089,516
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	137,638
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,473,190
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	102.153,500
0.55.1.2.4.2.09	FECI	116,696,411
0.55.1.2.4.2.10	TASA DE AVISO DE OPERACIÓN	561,306
0.55.1.2.4.2.11	INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O.	301,084
0.55.1.2.4.2.16	FECI - MIDA.	29,174,103
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	446,249
0.55.1.2.4.2.33	SERVICIO DE DISTRIBUCIÓN DE ENERGÍA	6,451,800
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	37,635
0.55.1.2.4.2.36	TASA DE OLEODUCTO	8,602,400
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,054,200
0.55.1.2.5.0.00	CONTRIBUCIONES DE MEJORAS	3,763,550
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	3,763,550



0.55.1.2.5.0.02	TASA DE SOTERRAMIENTO DE CABLE	3.763.550
0.55.1.2.6.0.00	INGRESOS VARIOS	20.237.144
0.55.1.2.6.0.00	INGRESOS VARIOS	20.237.144
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	6,774,390
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1.075.300
0.55.1.2.6.0.05	REMATES EN GENERAL	16.129
0.55.1.2.6.0.08	DEPÓSITOS - LESIÓN PATRIMONIAL	217.210
0.55.1.2.6.0.09	DINEROS DECOMISADOS	1.397.890
0.55.1.2.6.0.14	MULTAS DE TRÁNSITO	3.225
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	10,753,000
0.55.1.2.7.0.00	APORTE AL FISCO	311,433,997
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	67,948,984
0.55.1.2.7.2.10	ATP	14.538.930
0.55.1.2.7.2.95	REGISTRO PÚBLICO	53.410.054
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	243.485.013
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	118.483.443
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	111,000,000
0.55.1.2.7.3.38	DIRECCIÓN DE AERONÁUTICA CIVIL	1,112,490
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	12,889,080
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	17.435,600
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	17,382,600
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	17,382,600
0.55.1.3.2.4.47	RENDIMIENTO DEL FONDO DE AHORRO DE PANAMÁ	17,382,600
0.55.1.3.4.0.00	INTERESES POR REEMBOLSO AL GOB. CENTRAL	53.000
0.55.1.3.4.3.00	INTERMEDIARIO FINANCIERO	53,000
0.55.1.3.4.3.15	BDA	53,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	112,933,529
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,536,323
0.55.1.5.1.1.00	ARRENDAMIENTOS	173.122
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	146,240
0.55.1.5.1.1.10	DE MAQ. Y EQUIPO	26,882
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	860.776
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	80,647
0.55.1.5.1.3.02	PRODUCTOS PECUARIOS	86,024
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	4,301
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	419,367
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	268,825
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	1,612
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	9,394,895
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	86,024
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	397,861
0.55.1.5.1.4.11	COMERCIO EXTERIOR	102,153
0.55.1.5.1.4.22	ALIMENTACIÓN - MIDA	104,304
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	102.153
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,989,450
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	1,612,950
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	107,530
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	107,530
0.55.1.5.4.0.00	TASAS Y DERECHOS	44.655.315
0.55.1.5.4.1.00	DERECHOS	32.821.567
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	36,560
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	645.180
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	19,355
0.55.1.5.4.1.45	PASAPORTE	10,614,472
0.55.1.5.4.1.46	MIGRACIÓN	21,506,000
0.55.1.5.4.2.00	TASAS	11,833,748
0.55.1.5.4.2.06	REGISTRO CIVIL	86,024
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	906,770
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	1,605,420
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	155,918
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	107,530
0.55.1.5.4.2.39	ASESORÍA Y MATERIA DE SEGURIDAD	43,012
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	473,132
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	1,075,300
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	134,412
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	1,075
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	1,397,890
0.55.1.5.4.2.54	TIMBRES DE MÁQ. FRANQUEADORA	645



0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	5,846,620
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	35,543,204
0.55.1.5.5.1.00	FONDO DE GESTIÓN	35,543,204
0.55.1.5.5.1.03	Fondo de Gestión Presidencia	210,000
0.55.1.5.5.1.08	Fondos de Gestión MICI	877,022
0.55.1.5.5.1.10	Fondos de Gestión MIDA	636,454
0.55.1.5.5.1.11	Fondo -carnet- MITRADEL	1,600,000
0.55.1.5.5.1.12	Fondo de Administración de Hospitales	4,255,506
0.55.1.5.5.1.16	Fondos de Gestión MEF	1,232,635
0.55.1.5.5.1.17	Fondo de Gestión Gobierno	279,285
0.55.1.5.5.1.18	Fondos de Gestión Seguridad - FISCOI	7,524,000
0.55.1.5.5.1.20	FONDO DE GESTIÓN MINAM	900,000
0.55.1.5.5.1.31	Fondo de Seg. Ocupacional, Salud e Hig en el Trabajo	4,518,583
0.55.1.5.5.1.37	Fondo de Gestión de Procuraduría de la Adm.	76,000
0.55.1.5.5.1.40	Fondos de Gestión Tribunal Electoral	1,479,882
0.55.1.5.5.1.51	Fondos de Gestión Salud	11,953,837
0.55.1.5.6.0.00	INGRESOS VARIOS	22,198,687
0.55.1.5.6.0.00	INGRESOS VARIOS	22,198,687
0.55.1.5.6.0.01	MULTAS, RECARGOS E INTERESES	5,268,970
0.55.1.5.6.0.04	GOBERNACIÓN	1,397
0.55.1.5.6.0.20	Ministerio de Ambiente	15,315,370
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	1,612,950
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	3,544,565,914
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	60,659,000
0.55.2.1.1.0.00	VENTA DE ACTIVOS	60,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	60,000,000
0.55.2.1.1.1.07	OTROS ACTIVOS	60,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	659,000
0.55.2.1.3.0.00	GOBIERNO CENTRAL	659,000
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	659,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	3,447,205,914
0.55.2.2.1.0.00	CRÉDITO INTERNO	291,940,500
0.55.2.2.1.1.00	BONOS	290,331,000
0.55.2.2.1.1.47	BONOS INTERNOS	290,331,000
0.55.2.2.1.4.00	PRÉSTAMOS	1,609,500
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,609,500
0.55.2.2.2.0.00	CRÉDITO EXTERNO	3,155,265,414
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	212,477,822
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	9,540,790
0.55.2.2.2.1.02	BID 3512/OC-PN MIDES	3,000,000
0.55.2.2.2.1.03	BIRF 8532-PA MIDES	2,000,000
0.55.2.2.2.1.04	SALUD-BANCO MUNDIAL	22,000,000
0.55.2.2.2.1.05	SALUD-AECI	3,118,510
0.55.2.2.2.1.06	SALUD-BCIE	3,370,150
0.55.2.2.2.1.07	EDUCACIÓN-CAF 8548	10,500,000
0.55.2.2.2.1.08	PRESIDENCIA - BID 3002/OC-PN	2,460,000
0.55.2.2.2.1.11	FONDO CHINO - SALUD	3,356,208
0.55.2.2.2.1.13	MINSA - BIRF 7477 -PAN	12,369,000
0.55.2.2.2.1.14	MINSA -CAF	63,752,700
0.55.2.2.2.1.25	MEF BIRF 8016 - PA	14,700,000
0.55.2.2.2.1.26	MEDUCA - BID 2462 /OC-PN	996,070
0.55.2.2.2.1.27	FCC 3166/CH/PN/PRESIDENCIA	5,405,235
0.55.2.2.2.1.29	ANAM -CAF - 5348	6,219,400
0.55.2.2.2.1.31	MINSA-BID 2017	1,891,840
0.55.2.2.2.1.33	B.I.D. 3615 OCPN-SALUD	14,000,000
0.55.2.2.2.1.40	PRESIDENCIA - BID 3165 / OC-PN	3,271,299
0.55.2.2.2.1.64	MEDUCA - BID 2734 / OC-PN	4,437,220
0.55.2.2.2.1.75	MOP - BID 1785 / OC-PN	10,804,000
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	15,285,400
0.55.2.2.2.5.00	BONOS EXTERNOS	2,942,787,592
0.55.2.2.2.5.10	BONOS EXTERNOS	2,942,787,592
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	36,701,000
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	36,701,000
0.55.2.3.2.8.00	SECTOR EXTERNO	36,701,000
0.55.2.3.2.8.17	DONACIONES TAIWAN MINAM	200,000
0.55.2.3.2.8.21	FMAM - ANAM	1,156,000
0.55.2.3.2.8.26	GEF / BIRF - MINAM	3,234,300
0.55.2.3.2.8.58	DONACIÓN BID - SEGURIDAD PÚBLICA	9,600,000



0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	820,000
0.55.2.3.2.8.61	BID MINSA MESOÁMERICA	1,142,900
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,021,100
0.55.2.3.2.8.86	DONACIÓN TAIWAN MINSA	5,850,000
0.55.2.3.2.8.99	BID MINSA	1,676,700

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,345,312
Administración General	50,081,352
Transferencias Corrientes	1,181,400
Total del Presupuesto de Funcionamiento	**76,608,064**
Inversión	
Construcción y Remodelación	10,119,000
Programa de Modernización	3,900,000
Total del Presupuesto de Inversión	**14,019,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**90,627,064**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	28,297,288
Contabilidad Pública	4,500,844
Fiscalización, Regulación y Control	29,348,700
Servicios de Estadística	16,972,146
Transferencias Varias	8,800
Auditoría	8,294,886
Total del Presupuesto de Funcionamiento	**87,422,664**
Inversión	
Fortalecimiento Institucional	910,000
Total del Presupuesto de Inversión	**910,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,332,664**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	76,231,947
Dirección de Carrera Administrativa	1,332,800
Gaceta Oficial	132,500



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Consejo de Defensa y Seguridad Nacional	9,959,243
Servicio de Protección Institucional	42,458,562
Programa de Ayuda Nacional (PAN)	13,435,529
Desarrollo Integral - Áreas Prioritarias	722,072
Transferencias	90,389,435
Total del Presupuesto de Funcionamiento	**234,662,088**
Inversión	
Obras de Interés Social	5,046,714
Despacho Presidente (Colón)	500,000
Electrificación Rural	19,200,000
Asuntos Comunitarios Desp. Primera Dama	3,255,500
Desarrollo Integral Áreas Prioritarias	189,893,981
Transferencias de Capital	677,442,402
Mejoras de Instalaciones y Equipamiento	179,171,286
Secretaria Nacional de Descentralización	194,875,970
Total del Presupuesto de Inversión	**1,269,385,853**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,504,047,941**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,997,499
Política Exterior	42,372,716
Transferencias Varias	4,877,935
Total del Presupuesto de Funcionamiento	**61,248,150**
Inversión	
Restauración, Remodelación y Const.	3,864,000
Equipamiento	1,566,000
Total del Presupuesto de Inversión	**5,430,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,678,150**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	118,483,913
Educación Básica General	517,620,587
Educación Media	413,478,968
Educación de Adultos	38,109,570
Educación Post-Media	1,201,491
Transferencias Corrientes	27,711,600
Transferencias al Sector Público	442,215,950
Educación Agropecuaria	12,850,800
Fondo Exoneración de Matrícula	90,226,700
Total del Presupuesto de Funcionamiento	**1,661,899,579**
Inversión	
Mant. Preventivo (Mi Escuela Primero)	16,000,000
Construcción y Rehab. de Escuelas	64,271,884
Equipamiento de Centros Educativos	14,000,000
Desarrollo Educativo	13,776,458
Nutrición Escolar	27,000,000



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Educación Básica	1.520.600
Transferencias de Capital	296.510.400
Fortalecimiento de Técn. Educativa	50.458.318
Mantenimiento, Equip. y Constr. S.E.	5.445.200
Total del Presupuesto de Inversión	**488,982,860**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,150,882,439**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20.028.172
Fomento y Regulación de la Industria	809.240
Fomento y Regulación del Comercio	6.184.140
Regulación de Intermediarios Financieros	726.071
Fomento y Reg. de los Recursos Minerales	504.597
Transferencias	5.473.000
Transferencias al Sector Público	54.078.180
Total del Presupuesto de Funcionamiento	**87,803,400**
Inversión	
Desarrollo Comercial e Industrial	2.528.000
Transferencias de Capital	48.726.400
Total del Presupuesto de Inversión	**51,254,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**139,057,800**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15.337.308
Mantenimiento de Obras	19.222.452
Transferencias Varias	10.500
Total del Presupuesto de Funcionamiento	**34,570,260**
Inversión	
Construcción y Rehabilitación Drenajes	15.410.000
Mantenimiento y Rehabilitación Vial	424.368.453
Construcción y Mej. de Calles y Avenidas	69.826.819
Construcción y Rehabilitación de Puentes	20.347.000
Reordenamiento Vial-Ciudad de Pmá.	271.669.528
Total del Presupuesto de Inversión	**801,621,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**836,192,060**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	51,431,613
Asistencia Técnica Agrícola	2,585,767
Asistencia Técnica Pecuaria	5,221,892
Desarrollo Social	449,870
Servicios de Ingeniería Rural	644,511
Transferencias al Sector Público	26,542,300
Total del Presupuesto de Funcionamiento	**86,875,953**
Inversión	
Mejoramiento de Productividad	4,485,332
Programa de Desarrollo Tecnológico	3,463,002
Sanidad Agropecuaria	20,336,604
Desarrollo Rural Agropecuario	2,752,444
Otros Proyectos de Inversión	41,629,212
Reconver. y Transfor. Agropecuaria	2,386,950
Transferencias de Capital	43,040,200
Total del Presupuesto de Inversión	**118,093,744**
TOTAL DEL PRESUPUESTO DE GASTOS	**204,969,697**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	383,762,052
Provisión de Atención	337,521,774
Transferencias Varias	302,492,120
Fondo de Adm. de Hospitales	4,255,506
Fondo de Servicios Varios	11,953,837
Transferencias al Sector Público	656,169,218
Total del Presupuesto de Funcionamiento	**1,696,154,507**
Inversión	
Construcción y Mej. de Inst. de Salud	71,085,600
Salud Ambiental	172,738,398
Equipamiento de Inst. de Salud	19,122,000
Otros Proyectos de Inversión	49,024,300
Transferencias de Capital	105,701,000
Total del Presupuesto de Inversión	**417,671,298**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,113,825,805**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,294,318
Admón. de las Relaciones Laborales	5,730,476
Inv., Promoción y Generación de Empleo	2,093,396
Transferencias Varias	438,600
Educación y Capacitación-Sind.,Priv.	12,197,300
Total del Presupuesto de Funcionamiento	**35,754,090**
Inversión	



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Programa de Inserción Laboral	3,975,000
Transferencia de Capital	1,000,000
Total del Presupuesto de Inversión	**4,975,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,729,090**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,317,356
Planificación y Desarrollo Urbano	4,233,923
Admón. y Regulación de Bienes	671,211
Ordenamiento y Desarrollo Territorial	895,549
Transferencias Varias	10,354,187
Total del Presupuesto de Funcionamiento	**29,472,226**
Inversión	
Construcción de Vivienda	318,776,167
Fondo de Ahorro Habitacional	230,000
Financiamiento de Vivienda	26,007,200
Asistencia Habitacional	2,782,400
Mejoramiento Habitacional	2,993,233
Fortalecimiento Institucional	900,000
Total del Presupuesto de Inversión	**351,689,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**381,161,226**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	89,388,418
Desarrollo Económico y Social	26,398,544
Admón. Fiscal y Patrimonial	244,058,193
Transferencias Varias	186,605,407
Total del Presupuesto de Funcionamiento	**546,450,562**
Inversión	
Fondo de Preinversión	500,000
Fort Gest. Eco. y Admón. Finan.	41,063,900
Transferencias de Capital	47,000,000
Estudios, Diseños y Const. de Infraest.	73,712,577
Proyectos Varios	149,759,000
Total del Presupuesto de Inversión	**312,035,477**
TOTAL DEL PRESUPUESTO DE GASTOS	**858,486,039**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,599,598
Administ.y Desarrollo Gubernamental	9,169,576
Servicios Postales y Telégrafos	12,367,618
Servicios Penitenciarios y Cus. de Me	63,452,916
Transferencias Varias	158,365,934
Total del Presupuesto de Funcionamiento	**257,955,642**
Inversión	
Construc. Mejoram. y Estudios Infraet.	33,929,000
Transferencias de Capital	2,500,000
Total del Presupuesto de Inversión	**36,429,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**294,384,642**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,232,443
Seguridad Pública Nacional	623,308,260
Transferencias Varias	46,564,990
Total del Presupuesto de Funcionamiento	**702,105,693**
Inversión	
Const., Reparación y Ampl. de Infraest.	44,355,010
Total del Presupuesto de Inversión	**44,355,010**
TOTAL DEL PRESUPUESTO DE GASTOS	**746,460,703**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,362,193
Promoción Social y Cohesión Social	5,697,191
Programa de Gestión Territorial	4,698,315
Transferencias al Sector Público	18,646,600
Total del Presupuesto de Funcionamiento	**46,404,299**
Inversión	
Desarrollo Comunitario	237,357,126
Fortalecimiento Institucional	4,297,320
Transferencias al Sector Público	3,682,600
Total del Presupuesto de Inversión	**245,337,046**
TOTAL DEL PRESUPUESTO DE GASTOS	**291,741,345**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,048,954
Total del Presupuesto de Funcionamiento	3,048,954
TOTAL DEL PRESUPUESTO DE GASTOS	3,048,954

CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,771,846
Áreas Protegidas Biodiversidad	5,734,566
Gestión Ambiental	5,875,496
Gestión Integrada de Cuencas Hidrog.	5,290,317
Total del Presupuesto de Funcionamiento	31,672,225
Inversión	
Areas Protegidas y Biodiversidad	9,908,600
Gestion Ambiental	5,592,650
Gestion Inte. de Cuencas Hidro.	21,691,900
Total del Presupuesto de Inversión	37,193,150
TOTAL DEL PRESUPUESTO DE GASTOS	68,865,375

CAPÍTULO XX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	28,055,650
Administración de Justicia Ciudadana	90,452,643
Transf. y Desarrollo Institucional	22,359,667
Total del Presupuesto de Funcionamiento	140,867,960
Inversión	
Rehabilitación y Const. de Infraestrura	8,250,000
Mejoramiento Admón. de Justicia	500,000
Equipamiento y Fortalec. Institucional	4,700,000
Modernización del Sistema de Justicia	6,561,000
Total del Presupuesto de Inversión	20,011,000
TOTAL DEL PRESUPUESTO DE GASTOS	160,878,960

CAPÍTULO XXI
MINISTERIO PÚBLICO

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	149,222,415
PROCURADURÍA GENERAL DE LA NACIÓN	144,754,130



PROGRAMAS	ASIGNACIÓN EN BALBOAS
FUNCIONAMIENTO	137.053.330
INVERSIÓN	7.700.800
PROCURADURÍA DE LA ADMINISTRACIÓN	**4.468.285**
FUNCIONAMIENTO	4.468.285
INVERSIÓN	

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	102.105.914
Medicina Legal y Forense	34.947.416
Total del Presupuesto de Funcionamiento	**137.053,330**
Inversión	
Modernización Proc. General	4.450.800
Modernización de Servicios Forenses	3.250.000
Total del Presupuesto de Inversión	**7,700,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**144,754,130**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1.719.510
Representación y Def. de la Adm. Pública	2.748.775
Total del Presupuesto de Funcionamiento	**4.468.285**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,468,285**

CAPÍTULO XXII
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	**78,092,835**
TRIBUNAL ELECTORAL	**74,212,835**
FUNCIONAMIENTO	70.127.603
INVERSIÓN	4.085.232
FISCALÍA GENERAL ELECTORAL	**3.880.000**
FUNCIONAMIENTO	3.880.000



0.40 TRIBUNAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	34,179,660
Registro e Identificación Ciudadana	14,281,600
Servicios Electorales	14,204,711
Eventos Electorales	7,461,632
Total del Presupuesto de Funcionamiento	**70,127,603**
Inversión	
Construcciones, Mejoras y Habilitaciones	2,252,219
Conserv.Docum.Hist. Hechos Vitales	441,311
Const. de Oficinas a Nivel Provincial	1,391,702
Total del Presupuesto de Inversión	**4,085,232**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,212,835**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,226,487
Fiscalías Electorales	653,513
Total del Presupuesto de Funcionamiento	**3,880,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,880,000**

CAPÍTULO XXIII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	21,084,010
Total del Presupuesto de Funcionamiento	**21,084,010**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,084,010**

CAPÍTULO XXIV
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	2,054,032
Administración General	1,399,472
Total del Presupuesto de Funcionamiento	**3,453,504**
Inversión	



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Fortalecimiento Institucional	319,000
Total del Presupuesto de Inversión	**319,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,772,504**

CAPÍTULO XXV
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,812,473
Administración General	1,211,682
Total del Presupuesto de Funcionamiento	**3,024,155**
Inversión	
Fortalec., Mejoram. e Implementación	80,000
Total del Presupuesto de Inversión	**80,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,104,155**

CAPÍTULO XXVI
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,791,483
Protec. y Defensa de los Derechos Hum.	1,946,517
Total del Presupuesto de Funcionamiento	**4,738,000**
Inversión	
Estudio, Diseño y Construcción	262,000
Total del Presupuesto de Inversión	**262,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,000,000**

CAPÍTULO XXVII
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 38. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	909,522,755	1,382,260,243	2,291,782,998
01	ASAMBLEA NACIONAL	2,325,600		2,325,600
	BECAS DE ESTUDIO	142,000		142,000
	AL EXTERIOR	1,253,600		1,253,600
	A PERSONAS	920,000		920,000
	A INSTITUCIONES PRIVADAS	10,000		10,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	115,160		115,160
	A PERSONAS	85,620		85,620
	BECAS DE ESTUDIO	20,740		20,740



	AL EXTERIOR	8,800		8,800
03	MINISTERIO DE LA PRESIDENCIA	65,256,727	26,843,115	92,099,842
	PENSIONES Y JUBILACIONES	868,700		868,700
	A PERSONAS	1,756,400		1,756,400
	BECAS DE ESTUDIO	401,707		401,707
	AL EXTERIOR	2,150,000		2,150,000
	AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN		2,921,300	2,921,300
	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN		5,158,600	5,158,600
	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL		5,387,800	5,387,800
	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO		6,641,400	6,641,400
	EMPRESA METRO DE PANAMÁ, S.A.		6,734,015	6,734,015
	MUNICIPALIDADES Y JUNTAS COMUNALES	60,079,920		60,079,920
05	MINISTERIO DE RELACIONES EXTERIORES	5,243,555		5,243,555
	A PERSONAS	75,000		75,000
	BECAS DE ESTUDIO	275,620		275,620
	A INSTITUCIONES PRIVADAS	15,000		15,000
	AL EXTERIOR	4,877,935		4,877,935
07	MINISTERIO DE EDUCACIÓN	27,711,600	442,215,950	469,927,550
	PENSIONES Y JUBILACIONES	21,585,151		21,585,151
	A INSTITUCIONES PRIVADAS	5,919,529		5,919,529
	AL EXTERIOR	206,920		206,920
	INSTITUTO PANAMEÑO DE DEPORTES		17,689,135	17,689,135
	INSTITUTO NACIONAL DE CULTURA		23,187,900	23,187,900
	UNIVERSIDAD DE PANAMÁ		207,153,800	207,153,800
	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ		4,059,100	4,059,100
	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL		46,795,400	46,795,400
	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS		16,211,115	16,211,115
	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ		78,336,800	78,336,800
	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ		48,782,700	48,782,700
08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,728,600	54,078,180	59,806,780
	A PERSONAS	148,600		148,600
	BECAS DE ESTUDIO	107,000		107,000
	A INSTITUCIONES PRIVADAS	4,200,000		4,200,000
	AL EXTERIOR	1,273,000		1,273,000
	100% de Hospedaje (Ley 8)		22,895,400	22,895,400
	75% del ITBMS del Pasaje Aéreo (Ley 8)		11,792,600	11,792,600
	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA		11,738,800	11,738,800
	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA		6,039,835	6,039,835
	ZONA FRANCA DE BARÚ		471,600	471,600
	AGENCIA PANAMÁ-PACÍFICO		131,745	131,745
	BINGOS NACIONALES		160,000	160,000
	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS		848,200	848,200
09	MINISTERIO DE OBRAS PÚBLICAS	103,000		103,000
	BECAS DE ESTUDIO	92,500		92,500
	AL EXTERIOR	10,500		10,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,378,500	26,542,300	27,920,800
	A PERSONAS	100,000		100,000
	A INSTITUCIONES PRIVADAS	178,400		178,400
	AL EXTERIOR	1,100,100		1,100,100
	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ		6,700,700	6,700,700
	INST. DE INVESTIGACIONES AGROPECUARIAS		10,646,200	10,646,200
	INSTITUTO DE MERCADEO AGROPECUARIO		7,050,900	7,050,900
	INSTITUTO DE SEGURO AGROPECUARIO		2,144,500	2,144,500
12	MINISTERIO DE SALUD	371,179,063	608,371,618	979,550,681
	A PERSONAS	4,022,100		4,022,100
	BECAS DE ESTUDIO	300,000		300,000
	AL EXTERIOR	800,100		800,100
	PENSIONES Y JUBILACIONES	441,600		441,600



	A INSTITUCIONES PRIVADAS	301,608,320		301,608,320
	GOBIERNO CENTRAL	16,209,343		16,209,343
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Aumento Pensiones y Jubilaciones (DG-51)		178,057,000	178,057,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Impuesto de Cervezas		10,200,000	10,200,000
	CSS 0.8% Salarios Básicos		118,618,000	118,618,000
	CSS FEJUPEN - Aporte Gob. Central		17,327,000	17,327,000
	Impuesto de Licores		7,000,000	7,000,000
	Pensión de Viudez		2,158,000	2,158,000
	Neonato afectados por Heparina		93,000	93,000
	Afectados Bocas del Toro		1,500,000	1,500,000
	Pensión Vitalicia Dietilenglicol		14,457,000	14,457,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES		200,000	200,000
	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD		11,211,750	11,211,750
	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS		4,509,600	4,509,600
	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES		43,158,600	43,158,600
	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO		14,291,668	14,291,668
	MUNICIPALIDADES Y JUNTAS COMUNALES	1,797,600		1,797,600
	PROPIAS	46,000,000		46,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	438,600		438,600
	AL EXTERIOR	438,600		438,600
14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	162,000	10,354,187	10,516,187
	A PERSONAS	160,000		160,000
	AL EXTERIOR	1,000		1,000
	BECAS DE ESTUDIO	1,000		1,000
	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS		8,354,187	8,354,187
	BANCO HIPOTECARIO NACIONAL		2,000,000	2,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	351,905,600	46,650,907	398,556,507
	A PERSONAS	135,700		135,700
	BECAS DE ESTUDIO	2,033,400		2,033,400
	A INSTITUCIONES PRIVADAS	275,234,000		275,234,000
	AUTORIDAD NACIONAL DE ADUANAS		34,478,794	34,478,794
	CONSEJO DE ADMINISTRACIÓN DEL SIACAP		1,642,953	1,642,953
	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS		3,561,900	3,561,900
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS		2,378,160	2,378,160
	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.		4,059,000	4,059,000
	SUPERINTENDENCIA DEL MERCADO DE VALORES		530,100	530,100
	PROPIAS	74,000,000		74,000,000
	AL EXTERIOR	502,500		502,500
17	MINISTERIO DE GOBIERNO	9,978,565	148,561,386	158,539,951
	BECAS DE ESTUDIO	169,017		169,017
	A INSTITUCIONES PRIVADAS	7,905,000		7,905,000
	PENSIONES Y JUBILACIONES	1,862,880		1,862,880
	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE		111,669,091	111,669,091
	AUTORIDAD DE PASAPORTES DE PANAMÁ		3,396,700	3,396,700
	BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ		32,495,595	32,495,595
	AUTORIDAD AERONÁUTICA CIVIL		1,000,000	1,000,000
	AL EXTERIOR	41,668		41,668
18	MINISTERIO DE SEGURIDAD PÚBLICA	53,398,430		53,398,430
	BECAS DE ESTUDIO	2,840,770		2,840,770
	A INSTITUCIONES PRIVADAS	8,500		8,500
	PENSIONES Y JUBILACIONES	48,148,860		48,148,860
	A PERSONAS	2,282,600		2,282,600
	AL EXTERIOR	117,700		117,700
21	MINISTERIO DE DESARROLLO SOCIAL	777,300	18,642,600	19,419,900
	A PERSONAS	216,300		216,300



	A INSTITUCIONES PRIVADAS	504,000		504,000
	AL EXTERIOR	55,000		55,000
	BECAS DE ESTUDIO	2,000		2,000
	INSTITUTO NACIONAL DE LA MUJER		5,403,900	5,403,900
	SECRETARÍA NACIONAL DE DISCAPACIDAD		7,014,000	7,014,000
	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA		6,224,700	6,224,700
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	67,500		67,500
	A PERSONAS	15,000		15,000
	BECAS DE ESTUDIO	50,500		50,500
	AL EXTERIOR	2,000		2,000
27	MINISTERIO DE AMBIENTE	1,050,090		1,050,090
	A PERSONAS	20,000		20,000
	BECAS DE ESTUDIO	46,100		46,100
	AL EXTERIOR	983,990		983,990
30	ÓRGANO JUDICIAL	1,154,805		1,154,805
	PENSIONES Y JUBILACIONES	65,000		65,000
	BECAS DE ESTUDIO	584,805		584,805
	CRÉDITOS RECONOCIDOS POR TRANSF. CORRIENTES	5,000		5,000
	A PERSONAS	500,000		500,000
36	PROCURADURÍA GENERAL DE LA NACIÓN	1,680,418		1,680,418
	PENSIONES Y JUBILACIONES	302,468		302,468
	BECAS DE ESTUDIO	1,377,950		1,377,950
37	PROCURADURÍA DE LA ADMINISTRACIÓN	211,300		211,300
	BECAS DE ESTUDIO	211,300		211,300
40	TRIBUNAL ELECTORAL	9,324,535		9,324,535
	PENSIONES Y JUBILACIONES	45,000		45,000
	A PERSONAS	520,000		520,000
	BECAS DE ESTUDIO	372,535		372,535
	AL EXTERIOR	5,000		5,000
	A INSTITUCIONES PRIVADAS	8,382,000		8,382,000
41	FISCALÍA GENERAL ELECTORAL	71,079		71,079
	BECAS DE ESTUDIO	71,079		71,079
45	OTROS GASTOS DE LA ADMINISTRACIÓN	73,500		73,500
	BECAS DE ESTUDIO	73,500		73,500
46	TRIBUNAL DE CUENTAS	68,164		68,164
	A PERSONAS	52,664		52,664
	BECAS DE ESTUDIO	15,500		15,500
47	FISCALÍA GENERAL DE CUENTAS	56,900		56,900
	A PERSONAS	5,500		5,500
	BECAS DE ESTUDIO	51,400		51,400
49	DEFENSORÍA DEL PUEBLO	62,164		62,164
	A PERSONAS	13,500		13,500
	BECAS DE ESTUDIO	39,664		39,664
	A INSTITUCIONES PRIVADAS	5,000		5,000
	AL EXTERIOR	4,000		4,000



ARTÍCULO 39. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CODIGO		MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	1,225,603,002
03	MINISTERIO DE LA PRESIDENCIA	677,442,402
	EMPRESA METRO DE PANAMÁ, S.A.	632,251,602
	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	4,257,800
	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	12,700,000
	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	28,233,000
07	MINISTERIO DE EDUCACIÓN	296,510,400
	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,500,000
	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,700,000
	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	2,850,000
	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	110,700
	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	11,436,000
	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	5,000,000
	INSTITUTO PANAMEÑO DE DEPORTES	58,041,000
	INSTITUTO NACIONAL DE CULTURA	19,582,000
	IFARHU	195,290,700
08	MINISTERIO DE COMERCIO E INDUSTRIAS	48,726,400
	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA	422,400
	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	11,590,200
	AGENCIA PANAMÁ-PACÍFICO	3,263,800
	AUTORIDAD DE TURISMO DE PANAMÁ	33,450,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	43,040,200
	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,166,600
	INST. DE INVESTIGACIONES AGROPECUARIAS	8,005,800
	INSTITUTO DE MERCADEO AGROPECUARIO	31,367,800
	BANCO DE DESARROLLO AGROPECUARIO	2,500,000
12	MINISTERIO DE SALUD	105,701,000
	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	12,000,000
	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	88,300,000
	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,401,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	1,000,000
	INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	1,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	47,000,000
	AUTORIDAD NACIONAL DE ADUANAS	4,000,000
	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	38,000,000
	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	4,000,000
	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,000,000
17	MINISTERIO DE GOBIERNO	2,500,000
	AUTORIDAD DE PASAPORTES DE PANAMÁ	2,500,000
21	MINISTERIO DE DESARROLLO SOCIAL	3,682,600
	INSTITUTO NACIONAL DE LA MUJER	740,500
	SECRETARÍA NACIONAL DE DISCAPACIDAD	2,205,000
	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	737,100

CAPÍTULO XXVIII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 40. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el 2017, según el siguiente detalle:



INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	334,173,000.00
FONDO DE SEGURO EDUCATIVO	334,173,000.00
Ingresos Tributarios	334,173,000.00
Impuestos Directos	334,173,000.00
Seguro Educativo	334,173,000.00
MINISTERIO DE EDUCACIÓN	108,522,700.00
Educación Agropecuaria	15,856,500.00
Fondo Exon. de Matrícula(27%)	90,226,700.00
Capacitación Gremial Docente	2,439,500.00
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	12,197,300.00
Educación Sindical	12,197,300.00
IFARHU	141,488,800.00
Becas	121,286,300.00
Créditos Educativos	20,202,500.00
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	14,636,800.00
Gastos de Funcionamiento	12,310,600.00
Gastos de Inversión	2,326,200.00
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL D	45,130,100.00
Programas Regulares 14%	34,152,500.00
Cap. Y Educ. Rec. Humano (COSPAE) 3.0%	7,318,400.00
Formación Dual 1.5%	3,659,200.00
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,197,300.00
Gastos de Funcionamiento	12,197,300.00



TÍTULO III
PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 41. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2017, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	5,963,686,036	927,339,628	6,891,025,664	4,682,609,354	2,208,416,310	6,891,025,664
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,039,835	11,590,200	17,630,035	6,039,835	11,590,200	17,630,035
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	193,604,891	0	193,604,891	164,769,531	28,835,360	193,604,891
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	23,910,000	0	23,910,000	19,878,500	4,031,500	23,910,000
AUTORIDAD NACIONAL DE ADMINISTRACION DE TIERRAS	10,405,231	7,234,828	17,640,059	15,776,779	1,863,280	17,640,059
AUTORIDAD NACIONAL DE ADUANAS	45,217,294	4,000,000	49,217,294	39,449,294	9,768,000	49,217,294
CAJA DE SEGURO SOCIAL	4,655,716,000	459,986,000	5,115,702,000	3,644,247,000	1,471,455,000	5,115,702,000
INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	11,612,550	5,401,000	17,013,550	11,420,350	5,593,200	17,013,550
CEN. NAC. DE ESTUDIOS EN TECNICAS DE IMAGENES	200,000	0	200,000	200,000	0	200,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP	11,738,800	422,400	12,161,200	11,351,100	810,100	12,161,200
CONSEJO DE ADMINISTRACION DEL SIACAP	1,642,953	0	1,642,953	1,545,453	97,500	1,642,953
INSTITUTO PARA LA FORMACION Y APROVECHAMIENTO RH	154,269,900	215,290,700	369,560,600	27,906,700	341,653,900	369,560,600
SECRETARIA NACIONAL DE DISCAPACIDAD	7,014,000	2,205,000	9,219,000	6,851,000	2,368,000	9,219,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	7,709,600	0	7,709,600	7,441,600	268,000	7,709,600
INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	11,246,200	8,285,800	19,532,000	11,149,200	8,382,800	19,532,000
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMA	9,138,700	1,166,600	10,305,300	8,913,000	1,392,300	10,305,300
DIRECCIÓN GENERAL DE CONTRATACIONES PUBLICAS	3,561,900	1,000,000	4,561,900	3,341,900	1,220,000	4,561,900

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB	2,378,160	0	2,378,160	2,338,960	39,200	2,378,160
INSTITUTO NACIONAL DE CULTURA	23,787,900	19,582,000	43,369,900	22,846,220	20,523,680	43,369,900
SISTEMA ESTATAL DE RADIO Y TELEVISION	14,986,800	2,110,700	17,097,500	12,510,600	4,586,900	17,097,500
SECRETARIA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	6,358,600	34,233,000	40,591,600	6,110,200	34,481,400	40,591,600
INSTITUTO NACIONAL DE LA MUJER	5,403,900	740,500	6,144,400	5,245,200	899,200	6,144,400
SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,224,700	737,100	6,961,800	6,197,300	764,500	6,961,800
INSTITUTO PANAMEÑO DE DEPORTES	18,446,872	58,041,000	76,487,872	18,209,267	58,278,605	76,487,872
INADEH	45,280,100	1,000,000	46,280,100	16,590,800	29,689,300	46,280,100
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	47,551,900	1,700,000	49,251,900	47,087,100	2,164,800	49,251,900
AUTORIDAD DE PASAPORTES DE PANAMA	3,432,200	2,500,000	5,932,200	3,392,000	2,540,200	5,932,200
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,940,900	0	12,940,900	12,197,300	743,600	12,940,900
AUTORIDAD DE TURISMO DE PANAMÁ	59,488,000	33,450,000	92,938,000	25,534,995	67,403,005	92,938,000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB	5,715,400	17,818,700	23,534,100	5,708,700	17,825,400	23,534,100
REGISTRO PÚBLICO DE PANAMA	78,480,100	19,900	78,500,000	71,062,164	7,437,836	78,500,000
AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR	2,921,300	0	2,921,300	2,766,900	154,400	2,921,300
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP DE PANAMA	76,121,695	0	76,121,695	51,521,595	24,600,100	76,121,695
UNIVERSIDAD AUTÓNOMA DE CHIRIQUI	52,782,700	5,000,000	57,782,700	51,608,400	6,174,300	57,782,700
UNIVERSIDAD DE PANAMÁ	227,500,000	15,950,200	243,450,200	223,423,300	20,026,900	243,450,200
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMÁ	9,276,300	2,500,000	11,776,300	8,856,600	2,919,700	11,776,300
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	19,768,655	2,850,000	22,618,655	19,218,261	3,400,394	22,618,655



INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
UNIVERSIDAD TECNOLÓGICA DE PANAMA	91,312,000	12,524,000	103,836,000	89,414,000	14,422,000	103,836,000
ZONA FRANCA DEL BARÚ	500,000	0	500,000	488,250	11,750	500,000

ARTÍCULO 42. Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2017, cuya composición se expresa a continuacion en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,570,277,795**	**1,921,140,405**	**67,948,984**	**123,232,170**	**10,000**	**4,682,609,354**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,914,535	125,300	0	0	0	6,039,835
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	24,613,681	17,148,680	0	123,007,170	0	164,769,531
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	18,364,250	1,289,250	0	225,000	0	19,878,500
AUTORIDAD NACIONAL DE ADMINISTRACION DE TIERRAS	15,707,779	69,000	0	0	0	15,776,779
AUTORIDAD NACIONAL DE ADUANAS	38,970,294	479,000	0	0	0	39,449,294
CAJA DE SEGURO SOCIAL	1,764,156,000	1,880,091,000	0	0	0	3,644,247,000
INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	11,142,950	277,400	0	0	0	11,420,350
CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	200,000	0	0	0	0	200,000
AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEF. COMP.	10,772,400	578,700	0	0	0	11,351,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,445,453	100,000	0	0	0	1,545,453
INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	27,077,000	829,700	0	0	0	27,906,700
SECRETARIA NACIONAL DE DISCAPACIDAD	5,834,600	1,016,400	0	0	0	6,851,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	7,358,100	83,500	0	0	0	7,441,600



INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	10,892,400	256,800	0	0	0	11,149,200
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,939,400	973,600	0	0	0	8,913,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,236,600	105,300	0	0	0	3,341,900
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB	2,254,660	84,300	0	0	0	2,338,960
INSTITUTO NACIONAL DE CULTURA	21,087,220	1,759,000	0	0	0	22,846,220
SISTEMA ESTATAL DE RADIO Y TELEVISION	12,510,600	0	0	0	0	12,510,600
SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	6,037,200	73,000	0	0	0	6,110,200
INSTITUTO NACIONAL DE LA MUJER	5,181,200	64,000	0	0	0	5,245,200
SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,113,500	83,800	0	0	0	6,197,300
INSTITUTO PANAMEÑO DE DEPORTES	15,454,567	2,754,700	0	0	0	18,209,267
INADEH	16,590,800	0	0	0	0	16,590,800
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	46,087,800	999,300	0	0	0	47,087,100
AUTORIDAD DE PASAPORTES DE PANAMA	3,292,000	100,000	0	0	0	3,392,000
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,197,300	0	0	0	0	12,197,300
AUTORIDAD DE TURISMO DE PANAMA	10,757,065	239,600	14,538,930	0	0	25,534,995
AUTORIDAD NACIONAL PARA LA INNOVACION GUB	5,589,300	119,400	0	0	0	5,708,700
REGISTRO PUBLICO DE PANAMA	17,507,210	144,900	53,410,054	0	0	71,062,164
AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR	2,385,200	381,700	0	0	0	2,766,900
BENEMERITO CUERPO DE BOMBEROS DE LA REP DE PANAMA	43,722,400	7,799,195	0	0	0	51,521,595
UNIVERSIDAD AUTONOMA DE CHIRIQUI	51,372,400	236,000	0	0	0	51,608,400



INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
UNIVERSIDAD DE PANAMÁ	221,826,400	1,596,900	0	0	0	223,423,300
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	8,608,600	248,000	0	0	0	8,856,600
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	18,931,261	287,000	0	0	0	19,218,261
UNIVERSIDAD TECNOLÓGICA DE PANAMA	88,706,100	697,900	0	0	10,000	89,414,000
ZONA FRANCA DEL BARU	439,570	48,680	0	0	0	488,250

ARTÍCULO 43. Se aprueban los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,191,476,935**	**16,939,375**	**0**	**0**	**2,208,416,310**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	11,590,200	0	0	0	11,590,200
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	27,403,830	1,431,530	0	0	28,835,360
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	4,031,500	0	0	0	4,031,500
AUTORIDAD NACIONAL DE ADMINISTRACION DE TIERRAS	1,750,000	113,280	0	0	1,863,280
AUTORIDAD NACIONAL DE ADUANAS	9,000,000	768,000	0	0	9,768,000
CAJA DE SEGURO SOCIAL	1,471,455,000	0	0	0	1,471,455,000
INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	5,401,000	192,200	0	0	5,593,200
CEN NAC. DE ESTUDIOS EN TECNICAS DE IMAGENES	0	0	0	0	0
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP	422,400	387,700	0	0	810,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	97,500	0	0	97,500
INSTITUTO PARA LA FORMACION Y APROVECHAMIENTO RH	339,659,300	1,994,600	0	0	341,653,900
SECRETARÍA NACIONAL DE DISCAPACIDAD	2,205,000	163,000	0	0	2,368,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	268,000	0	0	268,000
INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	8,285,800	97,000	0	0	8,382,800



INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,166,600	225,700	0	0	1,392,300
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,000,000	220,000	0	0	1,220,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB.	0	39,200	0	0	39,200
INSTITUTO NACIONAL DE CULTURA	20,132,000	391,680	0	0	20,523,680
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	4,586,900	0	0	0	4,586,900
SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	34,389,600	91,800	0	0	34,481,400
INSTITUTO NACIONAL DE LA MUJER	740,500	158,700	0	0	899,200
SECRETARIA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	737,100	27,400	0	0	764,500
INSTITUTO PANAMEÑO DE DEPORTES	58,041,000	237,605	0	0	58,278,605
INADEH	29,689,300	0	0	0	29,689,300
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,700,000	464,800	0	0	2,164,800
AUTORIDAD DE PASAPORTES DE PANAMA	2,500,000	40,200	0	0	2,540,200
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	743,600	0	0	0	743,600
AUTORIDAD DE TURISMO DE PANAMA	67,038,005	365,000	0	0	67,403,005
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB.	17,818,700	6,700	0	0	17,825,400
REGISTRO PÚBLICO DE PANAMÁ	7,160,300	277,536	0	0	7,437,836
AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR.	0	154,400	0	0	154,400
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMA	24,005,100	595,000	0	0	24,600,100
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	5,000,000	1,174,300	0	0	6,174,300
UNIVERSIDAD DE PANAMA	15,950,200	4,076,700	0	0	20,026,900
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMA	2,500,000	419,700	0	0	2,919,700
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	2,850,000	550,394	0	0	3,400,394
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	12,524,000	1,898,000	0	0	14,422,000
ZONA FRANCA DEL BARÚ	0	11,750	0	0	11,750



CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 44. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2017:

Ingresos Totales	17,630,035
Menos: Aumento de Reservas	
Ingresos Disponibles	17,630,035
Gastos	17,630,035

ARTÍCULO 45. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.02.0.0.0.0.00	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	17,630,035
1.02.1.0.0.0.00	INGRESOS CORRIENTES	6,039,835
1.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,039,835
1.02.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,039,835
1.02.1.2.3.1.00	GOBIERNO CENTRAL	6,039,835
1.02.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	6,039,835
1.02.2.0.0.0.00	INGRESOS DE CAPITAL	11,590,200
1.02.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	11,590,200
1.02.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	11,590,200
1.02.2.3.2.1.00	GOBIERNO CENTRAL	11,590,200
1.02.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI	11,590,200

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,399,806
Fomento y Desarrollo	1,640,029
Total del Presupuesto de Funcionamiento	**6,039,835**
Inversión	
Garantías	3,000,000
Capacitación y Asistencia Técnica	6,000,000
Microcrédito	1,000,000
Capital Semilla	1,590,200
Total del Presupuesto de Inversión	**11,590,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,630,035**

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2017:

Ingresos Totales	193,604,891
Menos: Aumento de Reservas	
Ingresos Disponibles	193,604,891
Gastos	193,604,891



ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.03.0.0.0.0.00	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	193,604,891
1.03.1.0.0.0.00	INGRESOS CORRIENTES	193,604,891
1.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	193,604,891
1.03.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	114,069,091
1.03.1.2.3.1.00	GOBIERNO CENTRAL	111,669,091
1.03.1.2.3.1.17	MINISTERIO DE GOBIERNO	111,669,091
1.03.1.2.3.7.00	SECTOR PRIVADO	2,400,000
1.03.1.2.3.7.08	1% APORTE DE ASEGURADORAS	2,400,000
1.03.1.2.4.0.00	TASAS Y DERECHOS	13,958,261
1.03.1.2.4.1.00	DERECHOS	9,500,000
1.03.1.2.4.1.55	LICENCIA PARA CONDUCTOR	9,500,000
1.03.1.2.4.2.00	TASAS	4,458,261
1.03.1.2.4.2.09	REVISIÓN DE VEHÍCULOS	4,458,261
1.03.1.2.6.0.00	INGRESOS VARIOS	65,577,539
1.03.1.2.6.0.00	INGRESOS VARIOS	65,577,539
1.03.1.2.6.0.14	MULTAS DE TRÁNSITO	23,550,201
1.03.1.2.6.0.25	COLISIONES	1,453,041
1.03.1.2.6.0.99	OTROS INGRESOS VARIOS	40,574,297

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,544,688
Desarrollo del Transporte y Operación	17,801,523
Subsidios	16,847,680
Subsidios TMPSA	123,007,170
Total del Presupuesto de Funcionamiento	**166,201,061**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	27,403,830
Total del Presupuesto de Inversión	**27,403,830**
TOTAL DEL PRESUPUESTO DE GASTOS	**193,604,891**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2017:

Ingresos Totales	23,910,000
Menos: Aumento de Reservas	
Ingresos Disponibles	23,910,000
Gastos	23,910,000

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.06.0.0.0.0.00	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	23,910,000
1.06.1.0.0.0.00	INGRESOS CORRIENTES	23,910,000
1.06.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	23,910,000



1.06.1.2.4.0.00	TASAS Y DERECHOS	23,800,000
1.06.1.2.4.2.00	TASAS	23,800,000
1.06.1.2.4.2.49	TASA DE REGULACIÓN DE LOS SERV.	22,474,000
1.06.1.2.4.2.68	TASA DE PORTABILIDAD NUMÉRICA	1,326,000
1.06.1.2.6.0.00	INGRESOS VARIOS	110,000
1.06.1.2.6.0.00	INGRESOS VARIOS	110,000
1.06.1.2.6.0.99	OTROS INGRESOS VARIOS	110,000

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	**10,632,399**
Regulación de los Servicios Públicos	**9,246,101**
Total del Presupuesto de Funcionamiento	**19,878,500**
Inversión	
Admón. y Reg. de los Servicios Públicos	**4,031,500**
Total del Presupuesto de Inversión	**4,031,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,910,000**

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2017:

Ingresos Totales	17,640,059
Menos: Aumento de Reservas	
Ingresos Disponibles	17,640,059
Gastos	17,640,059

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.07.0.0.0.0.00	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	17,640,059
1.07.1.0.0.0.00	INGRESOS CORRIENTES	10,405,231
1.07.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	10,405,231
1.07.1.2.1.0.00	RENTA DE ACTIVOS	500,000
1.07.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	500,000
1.07.1.2.1.3.10	IMPRESOS Y FORMULARIOS	500,000
1.07.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	8,354,187
1.07.1.2.3.1.00	GOBIERNO CENTRAL	8,354,187
1.07.1.2.3.1.14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	8,354,187
1.07.1.2.4.0.00	TASAS Y DERECHOS	1,484,462
1.07.1.2.4.2.00	TASAS	1,484,462
1.07.1.2.4.2.15	INSPECCIONES Y AVALÚOS	1,341,233
1.07.1.2.4.2.20	EXPEDICIÓN DE DOCUMENTOS	25,000
1.07.1.2.4.2.21	REFRENDO DE DOCUMENTOS	118,229
1.07.1.2.6.0.00	INGRESOS VARIOS	66,582
1.07.1.2.6.0.00	INGRESOS VARIOS	66,582
1.07.1.2.6.0.99	OTROS INGRESOS VARIOS	66,582
1.07.2.0.0.0.00	INGRESOS DE CAPITAL	7,234,828
1.07.2.1.0.0.00	RECURSOS DEL PATRIMONIO	7,234,828
1.07.2.1.1.0.00	VENTA DE ACTIVOS	7,234,828
1.07.2.1.1.1.00	VENTA DE BIENES INMUEBLES	7,234,828



1.07.2.1.1.1.01	TERRENOS	7,234,828

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,340,245
Administración de Tierras	10,549,814
Total del Presupuesto de Funcionamiento	**15,890,059**
Inversión	
Programa Nal. de Titulación de Tierra	1,750,000
Total del Presupuesto de Inversión	**1,750,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,640,059**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2017:

Ingresos Totales	49,217,294
Menos: Aumento de Reservas	
Ingresos Disponibles	49,217,294
Gastos	49,217,294

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.09.0.0.0.0.00	AUTORIDAD NACIONAL DE ADUANAS	49,217,294
1.09.1.0.0.0.00	INGRESOS CORRIENTES	45,217,294
1.09.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	45,217,294
1.09.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	34,478,794
1.09.1.2.3.1.00	GOBIERNO CENTRAL	34,478,794
1.09.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	34,478,794
1.09.1.2.6.0.00	INGRESOS VARIOS	10,738,500
1.09.1.2.6.0.00	INGRESOS VARIOS	10,738,500
1.09.1.2.6.0.99	OTROS INGRESOS VARIOS	10,738,500
1.09.2.0.0.0.00	INGRESOS DE CAPITAL	4,000,000
1.09.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,000,000
1.09.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,000,000
1.09.2.3.2.1.00	GOBIERNO CENTRAL	4,000,000
1.09.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	4,000,000

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	31,043,628
Operaciones Aduaneras	9,173,666
Total del Presupuesto de Funcionamiento	**40,217,294**
Inversión	
Desarrollo del Sistema Aduanero	9,000,000



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Inversión	9,000,000
TOTAL DEL PRESUPUESTO DE GASTOS	49,217,294

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2017:

Ingresos Totales	5,115,702,000
Menos: Aumento de Reservas	
Ingresos Disponibles	5,115,702,000
Gastos	5,115,702,000

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.10.0.0.0.0.00	CAJA DE SEGURO SOCIAL	5,115,702,000
1.10.1.0.0.0.00	INGRESOS CORRIENTES	4,655,716,000
1.10.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,755,261,000
1.10.1.1.1.0.00	IMPUESTOS DIRECTOS	3,755,261,000
1.10.1.1.1.3.00	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	3,755,261,000
1.10.1.1.1.3.01	CUOTAS S.S. REGULAR Y ESPECIALES	3,475,201,000
1.10.1.1.1.3.02	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	280,060,000
1.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	686,727,000
1.10.1.2.1.0.00	RENTA DE ACTIVOS	538,000
1.10.1.2.1.1.00	ARRENDAMIENTOS	170,000
1.10.1.2.1.1.04	DE VIVIENDAS	170,000
1.10.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	368,000
1.10.1.2.1.4.10	PRIMA DE SEGUROS	368,000
1.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	535,000,000
1.10.1.2.3.1.00	GOBIERNO CENTRAL	535,000,000
1.10.1.2.3.1.12	MINISTERIO DE SALUD	535,000,000
1.10.1.2.6.0.00	INGRESOS VARIOS	151,189,000
1.10.1.2.6.0.00	INGRESOS VARIOS	151,189,000
1.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	8,734,000
1.10.1.2.6.0.10	VIGENCIAS EXPIRADAS	72,769,000
1.10.1.2.6.0.24	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	46,000,000
1.10.1.2.6.0.99	OTROS INGRESOS VARIOS	23,686,000
1.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	213,728,000
1.10.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	2,793,000
1.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	2,793,000
1.10.1.3.1.0.14	A INTERMEDIARIOS FINANCIEROS	403,000
1.10.1.3.1.0.17	A SECTOR PRIVADO	2,390,000
1.10.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	208,779,000
1.10.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	208,779,000
1.10.1.3.2.0.14	INTERMEDIARIOS FINANCIEROS	64,916,000
1.10.1.3.2.0.21	POR GOBIERNO CENTRAL	143,863,000
1.10.1.3.3.0.00	CONTRIBUCIONES FONDO DE PENSIONES	2,156,000
1.10.1.3.3.0.00	CONTRIBUCIÓN FONDOS DE PENSIONES	2,156,000
1.10.1.3.3.0.01	CAJA DE SEGURO SOCIAL JUBILADOS	350,000
1.10.1.3.3.0.03	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,806,000
1.10.2.0.0.0.00	INGRESOS DE CAPITAL	459,986,000
1.10.2.1.0.0.00	RECURSOS DEL PATRIMONIO	269,820,000
1.10.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	6,370,000
1.10.2.1.3.4.00	INTERMEDIARIOS FINANCIEROS	1,300,000
1.10.2.1.3.4.30	BANCO HIPOTECARIO NACIONAL	1,300,000
1.10.2.1.3.7.00	SECTOR PRIVADO	5,070,000
1.10.2.1.3.7.03	PRÉSTAMOS HIPOTECARIOS	2,240,000
1.10.2.1.3.7.05	PRÉSTAMOS PERSONALES	2,830,000



1.10.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	263,450,000
1.10.2.1.4.1.00	GOBIERNO CENTRAL	13,000,000
1.10.2.1.4.1.01	VALORES PÚBLICOS	13,000,000
1.10.2.1.4.7.00	SECTOR PRIVADO	250,450,000
1.10.2.1.4.7.01	BONOS CORPORATIVOS Y DPF	250,450,000
1.10.2.6.0.0.00	USO DE RESERVA	190,166,000
1.10.2.6.0.0.00	RESERVA	190,166,000
1.10.2.6.0.1.00	USO DE RESERVA	190,166,000
1.10.2.6.0.1.01	RESERVA PARA INVERSIONES	190,166,000

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	1,042,000
Administración	172,815,000
Enfermedad y Maternidad	1,440,907,200
Invalidez, Vejez y Muerte	1,708,241,000
Riesgos Profesionales	274,248,800
Fondo Complementario	46,000,000
SIACAP	643,000
Fideicomiso IRHE - INTEL	350,000
Total del Presupuesto de Funcionamiento	**3,644,247,000**
Inversión	
Remod. y Const. de Estaciones. de Salud	213,652,900
Adquisición de Maquinaria y Equipos	119,348,100
Inversiones Financieras	1,138,454,000
Total del Presupuesto de Inversión	**1,471,455,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,115,702,000**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 62. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2017:

Ingresos Totales	17,013,550
Menos: Aumento de Reservas	
Ingresos Disponibles	17,013,550
Gastos	17,013,550

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.11.0.0.0.0.00	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	17,013,550
1.11.1.0.0.0.00	INGRESOS CORRIENTES	11,612,550
1.11.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,612,550
1.11.1.2.1.0.00	RENTA DE ACTIVOS	400,800
1.11.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	400,800
1.11.1.2.1.4.21	SERVICIOS DE LABORATORIOS	400,800
1.11.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,211,750
1.11.1.2.3.1.00	GOBIERNO CENTRAL	11,211,750
1.11.1.2.3.1.12	MINISTERIO DE SALUD	11,211,750
1.11.2.0.0.0.00	INGRESOS DE CAPITAL	5,401,000
1.11.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,401,000



1.11.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,401,000
1.11.2.3.2.1.00	GOBIERNO CENTRAL	5,401,000
1.11.2.3.2.1.12	MINISTERIO DE SALUD	5,401,000

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,531,035
Investigación en Salud Pública	7,081,515
Total del Presupuesto de Funcionamiento	**11,612,550**
Inversión	
Const. y Remodelac. de Instalaciones	2,871,000
Investigación	2,530,000
Total del Presupuesto de Inversión	**5,401,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,013,550**

CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 65. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2017:

Ingresos Totales	200,000
Menos: Aumento de Reservas	
Ingresos Disponibles	200,000
Gastos	200,000

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.12.0.0.0.0.00	CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	200,000
1.12.1.0.0.0.00	INGRESOS CORRIENTES	200,000
1.12.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	200,000
1.12.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	200,000
1.12.1.2.3.1.00	GOBIERNO CENTRAL	200,000
1.12.1.2.3.1.12	MINISTERIO DE SALUD	200,000

ARTÍCULO 67. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	200,000
Total del Presupuesto de Funcionamiento	**200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**200,000**



CAPÍTULO X
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 68. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2017:

Ingresos Totales	12,161,200
Menos: Aumento de Reservas	
Ingresos Disponibles	12,161,200
Gastos	12,161,200

ARTÍCULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.14.0.0.0.0.00	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	12,161,200
1.14.1.0.0.0.00	INGRESOS CORRIENTES	11,738,800
1.14.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,738,800
1.14.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,738,800
1.14.1.2.3.1.00	GOBIERNO CENTRAL	11,738,800
1.14.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	11,738,800
1.14.2.0.0.0.00	INGRESOS DE CAPITAL	422,400
1.14.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	422,400
1.14.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	422,400
1.14.2.3.2.1.00	GOBIERNO CENTRAL	422,400
1.14.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI	422,400

ARTÍCULO 70. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,217,300
Libre Competencia	877,700
Protección al Consumidor	2,643,800
Total del Presupuesto de Funcionamiento	11,738,800
Inversión	
Programa de Promoción de la Competencia	422,400
Total del Presupuesto de Inversión	422,400
TOTAL DEL PRESUPUESTO DE GASTOS	12,161,200

CAPÍTULO XI
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 71. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2017:

Ingresos Totales	1,642,953
Menos: Aumento de Reservas	
Ingresos Disponibles	1,642,953
Gastos	1,642,953



ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.15.0.0.0.0.00	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,642,953
1.15.1.0.0.0.00	INGRESOS CORRIENTES	1,642,953
1.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,642,953
1.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,642,953
1.15.1.2.3.1.00	GOBIERNO CENTRAL	1,642,953
1.15.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	1,642,953

ARTÍCULO 73. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,642,953
Total del Presupuesto de Funcionamiento	**1,642,953**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,642,953**

CAPÍTULO XII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2017:

Ingresos Totales	369,560,600
Menos: Aumento de Reservas	
Ingresos Disponibles	369,560,600
Gastos	369,560,600

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.20.0.0.0.0.00	INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	369,560,600
1.20.1.0.0.0.00	INGRESOS CORRIENTES	154,269,900
1.20.1.1.0.0.00	INGRESOS TRIBUTARIOS	141,488,800
1.20.1.1.1.0.00	IMPUESTOS DIRECTOS	141,488,800
1.20.1.1.1.4.00	SEGURO EDUCATIVO	141,488,800
1.20.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	141,488,800
1.20.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,105,800
1.20.1.2.4.0.00	TASAS Y DERECHOS	3,200,000
1.20.1.2.4.2.00	TASAS	3,200,000
1.20.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	3,200,000
1.20.1.2.6.0.00	INGRESOS VARIOS	1,905,800
1.20.1.2.6.0.00	INGRESOS VARIOS	1,905,800
1.20.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	46,000
1.20.1.2.6.0.99	OTROS INGRESOS VARIOS	1,859,800
1.20.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,675,300
1.20.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,675,300
1.20.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	7,675,300
1.20.1.3.1.0.17	A SECTOR PRIVADO	7,675,300
1.20.2.0.0.0.00	INGRESOS DE CAPITAL	215,290,700
1.20.2.1.0.0.00	RECURSOS DEL PATRIMONIO	18,000,000
1.20.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	18,000,000
1.20.2.1.3.7.00	SECTOR PRIVADO	18,000,000



1.20.2.1.3.7.02	PRÉSTAMOS EDUCATIVOS - INVERSIÓN	18.000.000
1.20.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	195.290.700
1.20.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	195.290.700
1.20.2.3.2.1.00	GOBIERNO CENTRAL	195.290.700
1.20.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	195.290.700
1.20.2.4.0.0.00	SALDO EN CAJA Y BANCO	2.000.000
1.20.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2.000.000
1.20.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2.000.000
1.20.2.4.2.0.01	SALDO DE CAPITAL	2.000.000

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27.828,502
Asistencia y Crédito Educativo	1.541.518
Planificación de Recursos Humanos	531.280
Total del Presupuesto de Funcionamiento	**29,901,300**
Inversión	
Crédito Educativo	20,202,500
Construcciones, Mej. y Equipamiento	2.000.000
Becas de Asistencia Educ y Auxilio Econ	316.956,800
Convenio Hewlett Packard	500,000
Total del Presupuesto de Inversión	**339,659,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**369,560,600**

CAPÍTULO XIII
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 77. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2017:

Ingresos Totales	9,219,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,219,000
Gastos	9,219,000

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.21.0.0.0.0.00	SECRETARÍA NACIONAL DE DISCAPACIDAD	9,219,000
1.21.1.0.0.0.00	INGRESOS CORRIENTES	7,014,000
1.21.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,014,000
1.21.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,014,000
1.21.1.2.3.1.00	GOBIERNO CENTRAL	7,014,000
1.21.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	7,014,000
1.21.2.0.0.0.00	INGRESOS DE CAPITAL	2,205,000
1.21.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,205,000
1.21.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,205,000
1.21.2.3.2.1.00	GOBIERNO CENTRAL	2,205,000
1.21.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	2,205,000



ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,650,080
Equiparación de Oportunidades	3,363,920
Total del Presupuesto de Funcionamiento	7,014,000
Inversión	
Construcción, Mejoras, Equip. y Cap.	520,000
Equiparación de Oportunidades	1,685,000
Total del Presupuesto de Inversión	2,205,000
TOTAL DEL PRESUPUESTO DE GASTOS	9,219,000

CAPÍTULO XIV
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2017:

Ingresos Totales	7,709,600
Menos: Aumento de Reservas	
Ingresos Disponibles	7,709,600
Gastos	7,709,600

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.24.0.0.0.0.00	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	7,709,600
1.24.1.0.0.0.00	INGRESOS CORRIENTES	7,709,600
1.24.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,709,600
1.24.1.2.1.0.00	RENTA DE ACTIVOS	2,700,000
1.24.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	2,700,000
1.24.1.2.1.4.20	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	2,700,000
1.24.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,509,600
1.24.1.2.3.1.00	GOBIERNO CENTRAL	4,509,600
1.24.1.2.3.1.12	MINISTERIO DE SALUD	4,509,600
1.24.1.2.6.0.00	INGRESOS VARIOS	500,000
1.24.1.2.6.0.00	INGRESOS VARIOS	500,000
1.24.1.2.6.0.99	OTROS INGRESOS VARIOS	500,000

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,253,000
Protección y Seguridad Alimentaria	4,456,600
Total del Presupuesto de Funcionamiento	7,709,600
TOTAL DEL PRESUPUESTO DE GASTOS	7,709,600



CAPÍTULO XV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	19,532,000
Menos: Aumento de Reservas	
Ingresos Disponibles	19,532,000
Gastos	19,532,000

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.25.0.0.0.0.00	INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	19,532,000
1.25.1.0.0.0.00	INGRESOS CORRIENTES	11,246,200
1.25.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,246,200
1.25.1.2.1.0.00	RENTA DE ACTIVOS	600,000
1.25.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	600,000
1.25.1.2.1.3.01	PRODUCTOS AGRÍCOLAS	600,000
1.25.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	10,646,200
1.25.1.2.3.1.00	GOBIERNO CENTRAL	10,646,200
1.25.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	10,646,200
1.25.2.0.0.0.00	INGRESOS DE CAPITAL	8,285,800
1.25.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	8,285,800
1.25.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	8,285,800
1.25.2.3.2.1.00	GOBIERNO CENTRAL	8,005,800
1.25.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	8,005,800
1.25.2.3.2.8.00	SECTOR EXTERNO	280,000
1.25.2.3.2.8.08	DONACIONES VARIAS	280,000

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,917,385
Investigaciones Agropecuarias	7,328,815
Total del Presupuesto de Funcionamiento	**11,246,200**
Inversión	
Investigación e Innovación Agropecuaria	850,000
Apoyo Invest. e innovación Agropecuaria	7,023,800
Crédito de Contingencia	412,000
Total del Presupuesto de Inversión	**8,285,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,532,000**

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	10,305,300
Menos: Aumento de Reservas	



Ingresos Disponibles	10.305.300
Gastos	10.305.300

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.26.0.0.0.0.00	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10.305.300
1.26.1.0.0.0.00	INGRESOS CORRIENTES	9.138.700
1.26.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	9.138.700
1.26.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,700.700
1.26.1.2.3.1.00	GOBIERNO CENTRAL	6,700.700
1.26.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	6,700.700
1.26.1.2.4.0.00	TASAS Y DERECHOS	1,729,000
1.26.1.2.4.1.00	DERECHOS	1,729,000
1.26.1.2.4.1.07	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	1,729,000
1.26.1.2.6.0.00	INGRESOS VARIOS	709,000
1.26.1.2.6.0.00	INGRESOS VARIOS	709,000
1.26.1.2.6.0.99	OTROS INGRESOS VARIOS	709,000
1.26.2.0.0.0.00	INGRESOS DE CAPITAL	1,166,600
1.26.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1.166.600
1.26.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,166,600
1.26.2.3.2.1.00	GOBIERNO CENTRAL	1,166,600
1.26.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	1,166,600

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	3,606,400
Desarr. y Conserv. Rec. Acuáticos	5.532,300
Total del Presupuesto de Funcionamiento	**9,138,700**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,166,600
Total del Presupuesto de Inversión	**1,166,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,305,300**

CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 89. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2017:

Ingresos Totales	4,561,900
Menos: Aumento de Reservas	
Ingresos Disponibles	4,561,900
Gastos	4.561,900

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.27.0.0.0.0.00	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4.561,900
1.27.1.0.0.0.00	INGRESOS CORRIENTES	3,561,900
1.27.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,561,900



1.27.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3.561.900
1.27.1.2.3.1.00	GOBIERNO CENTRAL	3.561.900
1.27.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	3.561.900
1.27.2.0.0.0.00	INGRESOS DE CAPITAL	1,000,000
1.27.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,000,000
1.27.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,000,000
1.27.2.3.2.1.00	GOBIERNO CENTRAL	1,000,000
1.27.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	1,000,000

ARTÍCULO 91. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,104,100
Admón.y Desarrollo de la Compras Gub.	1,457,800
Total del Presupuesto de Funcionamiento	**3,561,900**
Inversión	
Modernización de los Serv. de Cont. Púb.	1,000,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,561,900**

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 92. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2017:

Ingresos Totales	2.378.160
Menos: Aumento de Reservas	
Ingresos Disponibles	2.378.160
Gastos	2,378,160

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.28.0.0.0.0.00	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2.378.160
1.28.1.0.0.0.00	INGRESOS CORRIENTES	2.378.160
1.28.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2.378.160
1.28.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2.378.160
1.28.1.2.3.1.00	GOBIERNO CENTRAL	2.378.160
1.28.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	2.378.160

ARTÍCULO 94. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,332,760
Operaciones Juridiccionales	1,045,400
Total del Presupuesto de Funcionamiento	**2,378,160**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,378,160**



CAPÍTULO XIX
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2017:

Ingresos Totales	43,369,900
Menos: Aumento de Reservas	
Ingresos Disponibles	43,369,900
Gastos	43,369,900

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.30.0.0.0.0.00	INSTITUTO NACIONAL DE CULTURA	43,369,900
1.30.1.0.0.0.00	INGRESOS CORRIENTES	23,787,900
1.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	23,787,900
1.30.1.2.1.0.00	RENTA DE ACTIVOS	276,000
1.30.1.2.1.1.00	ARRENDAMIENTOS	114,600
1.30.1.2.1.1.01	EDIFICIOS Y LOCALES	114,600
1.30.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	6,000
1.30.1.2.1.3.10	IMPRESOS Y FORMULARIOS	6,000
1.30.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	155,400
1.30.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	155,400
1.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	23,187,900
1.30.1.2.3.1.00	GOBIERNO CENTRAL	23,187,900
1.30.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	23,187,900
1.30.1.2.4.0.00	TASAS Y DERECHOS	240,000
1.30.1.2.4.1.00	DERECHOS	240,000
1.30.1.2.4.1.24	MATRÍCULA Y LABORATORIO	240,000
1.30.1.2.6.0.00	INGRESOS VARIOS	84,000
1.30.1.2.6.0.00	INGRESOS VARIOS	84,000
1.30.1.2.6.0.99	OTROS INGRESOS VARIOS	84,000
1.30.2.0.0.0.00	INGRESOS DE CAPITAL	19,582,000
1.30.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,582,000
1.30.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,582,000
1.30.2.3.2.1.00	GOBIERNO CENTRAL	19,582,000
1.30.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	19,582,000

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,265,417
Patrimonio Histórico	1,709,081
Extensión Cultural	4,619,489
Educación Artística	4,643,913
Total del Presupuesto de Funcionamiento	**23,237,900**
Inversión	
Mantenimiento y Restauraciones de Obras	20,132,000
Total del Presupuesto de Inversión	**20,132,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**43,369,900**



CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2017:

Ingresos Totales	17,097,500
Menos: Aumento de Reservas	
Ingresos Disponibles	17,097,500
Gastos	17,097,500

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.31.0.0.0.0.00	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,097,500
1.31.1.0.0.0.00	INGRESOS CORRIENTES	14,986,800
1.31.1.1.0.0.00	INGRESOS TRIBUTARIOS	14,636,800
1.31.1.1.1.0.00	IMPUESTOS DIRECTOS	14,636,800
1.31.1.1.1.4.00	SEGURO EDUCATIVO	14,636,800
1.31.1.1.1.4.98	OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO	12,037,400
1.31.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	2,599,400
1.31.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	350,000
1.31.1.2.6.0.00	INGRESOS VARIOS	350,000
1.31.1.2.6.0.00	INGRESOS VARIOS	350,000
1.31.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	350,000
1.31.2.0.0.0.00	INGRESOS DE CAPITAL	2,110,700
1.31.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	110,700
1.31.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	110,700
1.31.2.3.2.1.00	GOBIERNO CENTRAL	110,700
1.31.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	110,700
1.31.2.4.0.0.00	SALDO EN CAJA Y BANCO	2,000,000
1.31.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,000,000
1.31.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,000,000
1.31.2.4.2.0.01	SALDO DE CAPITAL	2,000,000

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	200,000
Dirección y Administración General	6,024,550
Operaciones de Radio y Televisión	6,286,050
Total del Presupuesto de Funcionamiento	**12,510,600**
Inversión	
Modernización de Radio y Telev. Estatal	4,586,900
Total del Presupuesto de Inversión	**4,586,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,097,500**

CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2017:



Ingresos Totales	40,591,600
Menos: Aumento de Reservas	
Ingresos Disponibles	40,591,600
Gastos	40,591,600

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.32.0.0.0.0.00	SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	40,591,600
1.32.1.0.0.0.00	INGRESOS CORRIENTES	6,358,600
1.32.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,358,600
1.32.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,158,600
1.32.1.2.3.1.00	GOBIERNO CENTRAL	5,158,600
1.32.1.2.3.1.03	PRESIDENCIA	5,158,600
1.32.1.2.6.0.00	INGRESOS VARIOS	1,200,000
1.32.1.2.6.0.00	INGRESOS VARIOS	1,200,000
1.32.1.2.6.0.99	OTROS INGRESOS VARIOS	1,200,000
1.32.2.0.0.0.00	INGRESOS DE CAPITAL	34,233,000
1.32.2.2.0.0.00	RECURSOS DEL CRÉDITO	6,000,000
1.32.2.2.2.0.00	CRÉDITO EXTERNO	6,000,000
1.32.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	6,000,000
1.32.2.2.2.1.32	BID PN-L1117-SENACYT	6,000,000
1.32.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	28,233,000
1.32.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	28,233,000
1.32.2.3.2.1.00	GOBIERNO CENTRAL	28,233,000
1.32.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	28,233,000

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	6,202,000
Total del Presupuesto de Funcionamiento	**6,202,000**
Inversión	
Ciencia y Tecnologia	34,389,600
Total del Presupuesto de Inversión	**34,389,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,591,600**

CAPÍTULO XXII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2017:

Ingresos Totales	6,144,400
Menos: Aumento de Reservas	
Ingresos Disponibles	6,144,400
Gastos	6,144,400



ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.33.0.0.0.0.00	INSTITUTO NACIONAL DE LA MUJER	6,144,400
1.33.1.0.0.0.00	INGRESOS CORRIENTES	5,403,900
1.33.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,403,900
1.33.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,403,900
1.33.1.2.3.1.00	GOBIERNO CENTRAL	5,403,900
1.33.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	5,403,900
1.33.2.0.0.0.00	INGRESOS DE CAPITAL	740,500
1.33.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	740,500
1.33.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	740,500
1.33.2.3.2.1.00	GOBIERNO CENTRAL	740,500
1.33.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	740,500

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,971,000
Equidad e Igualdad de Género	432,900
Total del Presupuesto de Funcionamiento	**5,403,900**
Inversión	
Construcción y Equipamiento	353,000
Desarrollo de Oportunidad para Mujeres	387,500
Total del Presupuesto de Inversión	**740,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,144,400**

CAPÍTULO XXIII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2017:

Ingresos Totales	6,961,800
Menos: Aumento de Reservas	-
Ingresos Disponibles	6,961,800
Gastos	6,961,800

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.34.0.0.0.0.00	SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,961,800
1.34.1.0.0.0.00	INGRESOS CORRIENTES	6,224,700
1.34.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,224,700
1.34.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,224,700
1.34.1.2.3.1.00	GOBIERNO CENTRAL	6,224,700
1.34.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	6,224,700
1.34.2.0.0.0.00	INGRESOS DE CAPITAL	737,100
1.34.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	737,100
1.34.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	737,100
1.34.2.3.2.1.00	GOBIERNO CENTRAL	737,100
1.34.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	737,100



ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,505,284
Prot. y Prom. Integral de Niñez y Adolec	3,719,416
Total del Presupuesto de Funcionamiento	6,224,700
Inversión	
Sistema de Protección Integral de Niñez	588,000
Impl. Derechos Niñez, Adolesc. Familia	149,100
Total del Presupuesto de Inversión	737,100
TOTAL DEL PRESUPUESTO DE GASTOS	6,961,800

CAPÍTULO XXIV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2017:

Ingresos Totales	76,487,872
Menos: Aumento de Reservas	
Ingresos Disponibles	76,487,872
Gastos	76,487,872

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.35.0.0.0.0.00	INSTITUTO PANAMEÑO DE DEPORTES	76,487,872
1.35.1.0.0.0.00	INGRESOS CORRIENTES	18,446,872
1.35.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	18,446,872
1.35.1.2.1.0.00	RENTA DE ACTIVOS	672,550
1.35.1.2.1.1.00	ARRENDAMIENTOS	672,550
1.35.1.2.1.1.01	EDIFICIOS Y LOCALES	672,550
1.35.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	17,689,135
1.35.1.2.3.1.00	GOBIERNO CENTRAL	17,689,135
1.35.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	17,689,135
1.35.1.2.6.0.00	INGRESOS VARIOS	85,187
1.35.1.2.6.0.00	INGRESOS VARIOS	85,187
1.35.1.2.6.0.99	OTROS INGRESOS VARIOS	85,187
1.35.2.0.0.0.00	INGRESOS DE CAPITAL	58,041,000
1.35.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	58,041,000
1.35.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	58,041,000
1.35.2.3.2.1.00	GOBIERNO CENTRAL	58,041,000
1.35.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	58,041,000

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,084,729
Fomento y Promoción del Deporte	6,053,150
Diseño Const. y Mant. de Obras e Inst.	2,933,393



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Transferencias Varias	375,600
Total del Presupuesto de Funcionamiento	18,446,872
Inversión	
Construcciones y Mejoras	58,041,000
Total del Presupuesto de Inversión	58,041,000
TOTAL DEL PRESUPUESTO DE GASTOS	76,487,872

CAPÍTULO XXV
1.37 INSTITUTO NAL.DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2017:

Ingresos Totales	46,280,100
Menos: Aumento de Reservas	
Ingresos Disponibles	46,280,100
Gastos	46,280,100

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.37.0.0.0.0.00	INADEH	46,280,100
1.37.1.0.0.0.00	INGRESOS CORRIENTES	45,280,100
1.37.1.1.0.0.00	INGRESOS TRIBUTARIOS	45,130,100
1.37.1.1.1.0.00	IMPUESTOS DIRECTOS	45,130,100
1.37.1.1.1.4.00	SEGURO EDUCATIVO	45,130,100
1.37.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	45,130,100
1.37.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	150,000
1.37.1.2.1.0.00	RENTA DE ACTIVOS	90,000
1.37.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	90,000
1.37.1.2.1.3.09	TALLERES ARTESANALES	90,000
1.37.1.2.6.0.00	INGRESOS VARIOS	60,000
1.37.1.2.6.0.00	INGRESOS VARIOS	60,000
1.37.1.2.6.0.99	OTROS INGRESOS VARIOS	60,000
1.37.2.0.0.0.00	INGRESOS DE CAPITAL	1,000,000
1.37.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,000,000
1.37.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,000,000
1.37.2.3.2.1.00	GOBIERNO CENTRAL	1,000,000
1.37.2.3.2.1.13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	1,000,000

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	150,000
Dirección y Administración General	10,369,600
Formación de Recursos Humanos	6,071,200
Total del Presupuesto de Funcionamiento	16,590,800
Inversión	
Construcciones y Mejoras a Obras	2,477,000
Equipamiento de Centros y Subcentros	535,000
Granjas Sostenibles	725,000



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Sistema de Formación Profesional - Dual	3,659,200
Formación y Capacitación Desarrollo H.	17,697,700
Fortalecimiento Institucional	4,595,400
Total del Presupuesto de Inversión	29,689,300
TOTAL DEL PRESUPUESTO DE GASTOS	46,280,100

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2017:

Ingresos Totales	49,251,900
Menos: Aumento de Reservas	
Ingresos Disponibles	49,251,900
Gastos	49,251,900

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.40.0.0.0.0.00	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	49,251,900
1.40.1.0.0.0.00	INGRESOS CORRIENTES	47,551,900
1.40.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	47,551,900
1.40.1.2.1.0.00	RENTA DE ACTIVOS	324,500
1.40.1.2.1.1.00	ARRENDAMIENTOS	3,500
1.40.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	3,500
1.40.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	320,000
1.40.1.2.1.3.09	TALLERES ARTESANALES	310,000
1.40.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	10,000
1.40.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	1,000
1.40.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	1,000
1.40.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	46,795,400
1.40.1.2.3.1.00	GOBIERNO CENTRAL	46,795,400
1.40.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	46,795,400
1.40.1.2.4.0.00	TASAS Y DERECHOS	162,000
1.40.1.2.4.1.00	DERECHOS	37,000
1.40.1.2.4.1.33	SERVICIO DE GUARDERÍA	37,000
1.40.1.2.4.2.00	TASAS	125,000
1.40.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	125,000
1.40.1.2.6.0.00	INGRESOS VARIOS	270,000
1.40.1.2.6.0.00	INGRESOS VARIOS	270,000
1.40.1.2.6.0.99	OTROS INGRESOS VARIOS	270,000
1.40.2.0.0.0.00	INGRESOS DE CAPITAL	1,700,000
1.40.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,700,000
1.40.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,700,000
1.40.2.3.2.1.00	GOBIERNO CENTRAL	1,700,000
1.40.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	1,700,000

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	150,000
Dirección y Administración General	10,369,600
Formación de Recursos Humanos	6,071,200



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Funcionamiento	**16,590,800**
Inversión	
Construcciones y Mejoras a Obras	2,477,000
Equipamiento de Centros y Subcentros	535,000
Granjas Sostenibles	725,000
Sistema de Formación Profesional - Dual	3,659,200
Formación y Capacitación Desarrollo H.	17,697,700
Fortalecimiento Institucional	4,595,400
Total del Presupuesto de Inversión	**29,689,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**46,280,100**

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	5,932,200
Menos: Aumento de Reservas	
Ingresos Disponibles	5,932,200
Gastos	5,932,200

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.41.0.0.0.0.00	AUTORIDAD DE PASAPORTES DE PANAMÁ	5,932,200
1.41.1.0.0.0.00	INGRESOS CORRIENTES	3,432,200
1.41.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,432,200
1.41.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,396,700
1.41.1.2.3.1.00	GOBIERNO CENTRAL	3,396,700
1.41.1.2.3.1.17	MINISTERIO DE GOBIERNO	3,396,700
1.41.1.2.6.0.00	INGRESOS VARIOS	35,500
1.41.1.2.6.0.00	INGRESOS VARIOS	35,500
1.41.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	15,000
1.41.1.2.6.0.99	OTROS INGRESOS VARIOS	20,500
1.41.2.0.0.0.00	INGRESOS DE CAPITAL	2,500,000
1.41.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,500,000
1.41.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,500,000
1.41.2.3.2.1.00	GOBIERNO CENTRAL	2,500,000
1.41.2.3.2.1.17	MINISTERIO DE GOBIERNO	2,500,000

ARTÍCULO 121. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,767,000
Expedición y Autorización de Pasaporte	665,200
Total del Presupuesto de Funcionamiento	**3,432,200**
Inversión	
Modernización y Actualización de Pasaporte	2,500,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,932,200**



CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2017:

Ingresos Totales	12,940,900
Menos: Aumento de Reservas	
Ingresos Disponibles	12,940,900
Gastos	12,940,900

ARTÍCULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.42.0.0.0.0.00	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	12,940,900
1.42.1.0.0.0.00	INGRESOS CORRIENTES	12,940,900
1.42.1.1.0.0.00	INGRESOS TRIBUTARIOS	12,197,300
1.42.1.1.1.0.00	IMPUESTOS DIRECTOS	12,197,300
1.42.1.1.1.4.00	SEGURO EDUCATIVO	12,197,300
1.42.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	12,197,300
1.42.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	743,600
1.42.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	643,800
1.42.1.2.3.7.00	SECTOR PRIVADO	643,800
1.42.1.2.3.7.01	5% APORTE DE LAS COOPERATIVAS	643,800
1.42.1.2.6.0.00	INGRESOS VARIOS	99,800
1.42.1.2.6.0.00	INGRESOS VARIOS	99,800
1.42.1.2.6.0.99	OTROS INGRESOS VARIOS	99,800

ARTÍCULO 124. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General S.E.	**4,497,819**
Promoción y Fortalecimiento	**7,699,481**
Total del Presupuesto de Funcionamiento	**12,197,300**
Inversión	
Equipamento	**393,600**
Construcción	**350,000**
Total del Presupuesto de Inversión	**743,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,940,900**

CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	92,938,000
Menos: Aumento de Reservas	
Ingresos Disponibles	92,938,000
Gastos	92,938,000



ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.45.0.0.0.0.00	AUTORIDAD DE TURISMO DE PANAMÁ	92,938,000
1.45.1.0.0.0.00	INGRESOS CORRIENTES	59,488,000
1.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	59,488,000
1.45.1.2.1.0.00	RENTA DE ACTIVOS	3,000,000
1.45.1.2.1.1.00	ARRENDAMIENTOS	3,000,000
1.45.1.2.1.1.01	EDIFICIOS Y LOCALES	3,000,000
1.45.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	34,688,000
1.45.1.2.3.1.00	GOBIERNO CENTRAL	34,688,000
1.45.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	34,688,000
1.45.1.2.4.0.00	TASAS Y DERECHOS	21,200,000
1.45.1.2.4.2.00	TASAS	21,200,000
1.45.1.2.4.2.24	TASA DE SERVICIO AEROPORTUARIO (25%)	21,200,000
1.45.1.2.6.0.00	INGRESOS VARIOS	600,000
1.45.1.2.6.0.00	INGRESOS VARIOS	600,000
1.45.1.2.6.0.99	OTROS INGRESOS VARIOS	600,000
1.45.2.0.0.0.00	INGRESOS DE CAPITAL	33,450,000
1.45.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	33,450,000
1.45.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	33,450,000
1.45.2.3.2.1.00	GOBIERNO CENTRAL	33,450,000
1.45.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI.	33,450,000

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,622,405
Fomento del Turismo	3,640,660
Transferencias Varios	14,636,930
Total del Presupuesto de Funcionamiento	**25,899,995**
Inversión	
Promoción Turística	64,788,005
Construcción de Infra. Turística	2,250,000
Total del Presupuesto de Inversión	**67,038,005**
TOTAL DEL PRESUPUESTO DE GASTOS	**92,938,000**

CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2017:

Ingresos Totales	23,534,100
Menos: Aumento de Reservas	
Ingresos Disponibles	23,534,100
Gastos	23,534,100



ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.46.0.0.0.0.00	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB.	23,534,100
1.46.1.0.0.0.00	INGRESOS CORRIENTES	5,715,400
1.46.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,715,400
1.46.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,387,800
1.46.1.2.3.1.00	GOBIERNO CENTRAL	5,387,800
1.46.1.2.3.1.03	PRESIDENCIA	5,387,800
1.46.1.2.6.0.00	INGRESOS VARIOS	327,600
1.46.1.2.6.0.00	INGRESOS VARIOS	327,600
1.46.1.2.6.0.99	OTROS INGRESOS VARIOS	327,600
1.46.2.0.0.0.00	INGRESOS DE CAPITAL	17,818,700
1.46.2.2.0.0.00	RECURSOS DEL CRÉDITO	5,118,700
1.46.2.2.2.0.00	CRÉDITO EXTERNO	5,118,700
1.46.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	5,118,700
1.46.2.2.2.1.35	BID 3683 OC-PN-AIG	5,118,700
1.46.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	12,700,000
1.46.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	12,700,000
1.46.2.3.2.1.00	GOBIERNO CENTRAL	12,700,000
1.46.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	12,700,000

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,150,800
Modernización de la Gestión Pública	2,564,600
Total del Presupuesto de Funcionamiento	5,715,400
Inversión	
Mejoras, Instalación y Equipamento	17,818,700
Total del Presupuesto de Inversión	17,818,700
TOTAL DEL PRESUPUESTO DE GASTOS	23,534,100

CAPÍTULO XXXI
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	78,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	78,500,000
Gastos	78,500,000

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.48.0.0.0.0.00	REGISTRO PÚBLICO DE PANAMÁ	78,500,000
1.48.1.0.0.0.00	INGRESOS CORRIENTES	78,480,100
1.48.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	78,480,100
1.48.1.2.4.0.00	TASAS Y DERECHOS	75,962,100
1.48.1.2.4.1.00	DERECHOS	75,962,100
1.48.1.2.4.1.58	DERECHO DE REGISTRO	63,962,100
1.48.1.2.4.1.59	DERECHO DE CERTIFICACIÓN	8,000,000
1.48.1.2.4.1.60	DERECHO DE CALIFICACIÓN	4,000,000



1.48.1.2.6.0.00	INGRESOS VARIOS	2.518.000
1.48.1.2.6.0.00	INGRESOS VARIOS	2.518.000
1.48.1.2.6.0.99	OTROS INGRESOS VARIOS	2.518.000
1.48.2.0.0.0.00	INGRESOS DE CAPITAL	19.900
1.48.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19.900
1.48.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19.900
1.48.2.3.2.8.00	SECTOR EXTERNO	19.900
1.48.2.3.2.8.48	ADAI-REGISTRO PÚBLICO	19.900

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,365,469
Operaciones de Registro Público	6,297,974
Archivos Nacionales	1,162,303
Tansferencias Varias	53,513,954
Total del Presupuesto de Funcionamiento	71,339,700
Inversión	
Edificaciones	4,712,730
Equipo de Informática	2,222,490
Estudio, Restauración y Conservación	225,080
Total del Presupuesto de Inversión	7,160,300
TOTAL DEL PRESUPUESTO DE GASTOS	78,500,000

CAPÍTULO XXXII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2017:

Ingresos Totales	2,921,300
Menos: Aumento de Reservas	
Ingresos Disponibles	2,921,300
Gastos	2,921,300

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.50.0.0.0.0.00	AUTORIDAD. NAL. DE TRANSPARENCIA Y ACCESO INFOR.	2,921,300
1.50.1.0.0.0.00	INGRESOS CORRIENTES	2,921,300
1.50.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,921,300
1.50.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,921,300
1.50.1.2.3.1.00	GOBIERNO CENTRAL	2,921,300
1.50.1.2.3.1.03	PRESIDENCIA	2,921,300

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,921,300



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Funcionamiento	2,921,300
TOTAL DEL PRESUPUESTO DE GASTOS	2,921,300

CAPÍTULO XXXIII
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	76,121,695
Menos: Aumento de Reservas	
Ingresos Disponibles	76,121,695
Gastos	76,121,695

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.51.0.0.0.0.00	BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ	76,121,695
1.51.1.0.0.0.00	INGRESOS CORRIENTES	76,121,695
1.51.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	76,121,695
1.51.1.2.1.0.00	RENTA DE ACTIVOS	21,000
1.51.1.2.1.1.00	ARRENDAMIENTOS	21,000
1.51.1.2.1.1.02	DE LOTES Y TIERRAS	21,000
1.51.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	32,495,595
1.51.1.2.3.1.00	GOBIERNO CENTRAL	32,495,595
1.51.1.2.3.1.17	MINISTERIO DE GOBIERNO	32,495,595
1.51.1.2.4.0.00	TASAS Y DERECHOS	43,505,100
1.51.1.2.4.2.00	TASAS	43,505,100
1.51.1.2.4.2.81	TARIFA DE COBRO ZONAS REGIONALES Y PANAMÁ - BOMBEROS	13,500,000
1.51.1.2.4.2.82	RECAUDACIÓN DEL 2% Y 5% POR PÓLIZA DE SEGURO CONTRA INCENDIOS	30,005,100
1.51.1.2.6.0.00	INGRESOS VARIOS	100,000
1.51.1.2.6.0.00	INGRESOS VARIOS	100,000
1.51.1.2.6.0.99	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	24,980,865
Prevención, Protección y Salvamento	27,135,730
Total del Presupuesto de Funcionamiento	52,116,595
Inversión	
Fortalecimiento Institucional	18,005,100
Construcción y Rehabilitación	6,000,000
Total del Presupuesto de Inversión	24,005,100
TOTAL DEL PRESUPUESTO DE GASTOS	76,121,695



CAPÍTULO XXXIV
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 140. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2017:

Ingresos Totales	57,782,700
Menos: Aumento de Reservas	
Ingresos Disponibles	57,782,700
Gastos	57,782,700

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.87.0.0.0.0.00	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	57,782,700
1.87.1.0.0.0.00	INGRESOS CORRIENTES	52,782,700
1.87.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	52,782,700
1.87.1.2.1.0.00	RENTA DE ACTIVOS	877,500
1.87.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	877,500
1.87.1.2.1.3.10	IMPRESOS Y FORMULARIOS	83,300
1.87.1.2.1.3.12	PRODUCTOS PROCESADOS	794,200
1.87.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	48,782,700
1.87.1.2.3.1.00	GOBIERNO CENTRAL	48,782,700
1.87.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	48,782,700
1.87.1.2.4.0.00	TASAS Y DERECHOS	2,828,700
1.87.1.2.4.1.00	DERECHOS	2,759,500
1.87.1.2.4.1.23	BIENESTAR ESTUDIANTIL	23,800
1.87.1.2.4.1.24	MATRÍCULA Y LABORATORIO	565,900
1.87.1.2.4.1.98	OTROS SERVICIOS DE GESTIÓN INSTIT.	2,169,800
1.87.1.2.4.2.00	TASAS	69,200
1.87.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	11,300
1.87.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	57,900
1.87.1.2.6.0.00	INGRESOS VARIOS	293,800
1.87.1.2.6.0.00	INGRESOS VARIOS	293,800
1.87.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	258,800
1.87.1.2.6.0.99	OTROS INGRESOS VARIOS	35,000
1.87.2.0.0.0.00	INGRESOS DE CAPITAL	5,000,000
1.87.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,000,000
1.87.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,000,000
1.87.2.3.2.1.00	GOBIERNO CENTRAL	5,000,000
1.87.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	5,000,000

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Direccion y Administración General	18,859,900
Educación Superior	33,477,500
Investigación	445,300
Total del Presupuesto de Funcionamiento	**52,782,700**
Inversión	
Construcción y Rehabilitación	875,100
Equipamiento	288,100
Investigación	3,836,800
Total del Presupuesto de Inversión	**5,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**57,782,700**



CAPÍTULO XXXV
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 143. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	243,450,200
Menos: Aumento de Reservas	
Ingresos Disponibles	243,450,200
Gastos	243,450,200

ARTÍCULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.90.0.0.0.0.00	UNIVERSIDAD DE PANAMÁ	243,450,200
1.90.1.0.0.0.00	INGRESOS CORRIENTES	227,500,000
1.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	227,500,000
1.90.1.2.1.0.00	RENTA DE ACTIVOS	6,585,800
1.90.1.2.1.1.00	ARRENDAMIENTOS	525,000
1.90.1.2.1.1.01	EDIFICIOS Y LOCALES	525,000
1.90.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	3,800,100
1.90.1.2.1.3.10	IMPRESOS Y FORMULARIOS	100
1.90.1.2.1.3.12	PRODUCTOS PROCESADOS	1,300,000
1.90.1.2.1.3.98	OTROS SERVICIOS AUTOGESTIÓN	2,500,000
1.90.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	2,260,700
1.90.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	2,260,700
1.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	207,378,800
1.90.1.2.3.1.00	GOBIERNO CENTRAL	207,153,800
1.90.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	207,153,800
1.90.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	225,000
1.90.1.2.3.2.06	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	225,000
1.90.1.2.4.0.00	TASAS Y DERECHOS	11,355,000
1.90.1.2.4.1.00	DERECHOS	10,485,000
1.90.1.2.4.1.23	BIENESTAR ESTUDIANTIL	65,000
1.90.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,500,000
1.90.1.2.4.1.98	OTROS SERVICIOS DE GESTIÓN INSTIT.	7,920,000
1.90.1.2.4.2.00	TASAS	870,000
1.90.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	60,000
1.90.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	700,000
1.90.1.2.4.2.28	REVÁLIDA DE TÍTULOS	110,000
1.90.1.2.6.0.00	INGRESOS VARIOS	2,180,400
1.90.1.2.6.0.00	INGRESOS VARIOS	2,180,400
1.90.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	2,000,400
1.90.1.2.6.0.99	OTROS INGRESOS VARIOS	180,000
1.90.2.0.0.0.00	INGRESOS DE CAPITAL	15,950,200
1.90.2.1.0.0.00	RECURSOS DEL PATRIMONIO	15,950,200
1.90.2.1.1.0.00	VENTA DE ACTIVOS	15,950,200
1.90.2.1.1.1.00	VENTA DE BIENES INMUEBLES	15,950,200
1.90.2.1.1.1.01	TERRENOS	15,950,200

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	53,562,100
Educación Superior	159,770,800
Investigación	9,943,700



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Extensión Cultural	4,223,400
Total del Presupuesto de Funcionamiento	227,500,000
Inversión	
Construcciones y Equipamiento	15,710,200
Seguimiento a Proyectos de Inversión	240,000
Total del Presupuesto de Inversión	15,950,200
TOTAL DEL PRESUPUESTO DE GASTOS	243,450,200

CAPÍTULO XXXVI
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	11,776,300
Menos: Aumento de Reservas	
Ingresos Disponibles	11,776,300
Gastos	11,776,300

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.91.0.0.0.0.00	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	11,776,300
1.91.1.0.0.0.00	INGRESOS CORRIENTES	9,276,300
1.91.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	9,276,300
1.91.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,159,100
1.91.1.2.3.1.00	GOBIERNO CENTRAL	4,059,100
1.91.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	4,059,100
1.91.1.2.3.3.00	EMPRESAS PÚBLICAS	3,100,000
1.91.1.2.3.3.03	TRANSFERENCIA CORRIENTE-AMP	3,100,000
1.91.1.2.4.0.00	TASAS Y DERECHOS	2,000,000
1.91.1.2.4.1.00	DERECHOS	2,000,000
1.91.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,000,000
1.91.1.2.6.0.00	INGRESOS VARIOS	117,200
1.91.1.2.6.0.00	INGRESOS VARIOS	117,200
1.91.1.2.6.0.99	OTROS INGRESOS VARIOS	117,200
1.91.2.0.0.0.00	INGRESOS DE CAPITAL	2,500,000
1.91.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,500,000
1.91.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,500,000
1.91.2.3.2.1.00	GOBIERNO CENTRAL	2,500,000
1.91.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	2,500,000

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,566,572
Educación Superior	4,173,244
Investigación, Postgrado y Extensión	536,484
Total del Presupuesto de Funcionamiento	9,276,300
Inversión	
Rehabilitación de Edificio	1,325,000
Instalación de Laboratorios/Simuladores	400,000
Equipamiento	660,000
Innovación Tecnológica	55,000



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Gestión de Conocimiento	60,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,776,300**

CAPÍTULO XXXVII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2017:

Ingresos Totales	22,618,655
Menos: Aumento de Reservas	
Ingresos Disponibles	22,618,655
Gastos	22,618,655

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.93.0.0.0.0.00	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	22,618,655
1.93.1.0.0.0.00	INGRESOS CORRIENTES	19,768,655
1.93.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	19,768,655
1.93.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	16,211,115
1.93.1.2.3.1.00	GOBIERNO CENTRAL	16,211,115
1.93.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	16,211,115
1.93.1.2.4.0.00	TASAS Y DERECHOS	2,041,241
1.93.1.2.4.1.00	DERECHOS	2,041,241
1.93.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,041,241
1.93.1.2.6.0.00	INGRESOS VARIOS	1,516,299
1.93.1.2.6.0.00	INGRESOS VARIOS	1,516,299
1.93.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	1,496,559
1.93.1.2.6.0.99	OTROS INGRESOS VARIOS	19,740
1.93.2.0.0.0.00	INGRESOS DE CAPITAL	2,850,000
1.93.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,850,000
1.93.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,850,000
1.93.2.3.2.1.00	GOBIERNO CENTRAL	2,850,000
1.93.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	2,850,000

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,719,833
Educación Superior	9,048,822
Total del Presupuesto de Funcionamiento	**19,768,655**
Inversión	
Remodelaciones	1,150,000
Construcciones	650,000
Equipam. de Labora. y Clínica Interdisc.	850,000
Investigación	200,000
Total del Presupuesto de Inversión	**2,850,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**22,618,655**



CAPÍTULO XXXVIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	103,836,000
Menos: Aumento de Reservas	
Ingresos Disponibles	103,836,000
Gastos	103,836,000

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.95.0.0.0.0.00	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	103,836,000
1.95.1.0.0.0.00	INGRESOS CORRIENTES	91,312,000
1.95.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	91,312,000
1.95.1.2.1.0.00	RENTA DE ACTIVOS	7,039,200
1.95.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	7,039,200
1.95.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	680,200
1.95.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	6,359,000
1.95.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	78,336,800
1.95.1.2.3.1.00	GOBIERNO CENTRAL	78,336,800
1.95.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	78,336,800
1.95.1.2.4.0.00	TASAS Y DERECHOS	5,484,000
1.95.1.2.4.1.00	DERECHOS	4,557,000
1.95.1.2.4.1.24	MATRÍCULA Y LABORATORIO	4,505,000
1.95.1.2.4.1.99	OTROS - BIBLIOTECA	52,000
1.95.1.2.4.2.00	TASAS	927,000
1.95.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	927,000
1.95.1.2.6.0.00	INGRESOS VARIOS	452,000
1.95.1.2.6.0.00	INGRESOS VARIOS	452,000
1.95.1.2.6.0.99	OTROS INGRESOS VARIOS	452,000
1.95.2.0.0.0.00	INGRESOS DE CAPITAL	12,524,000
1.95.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	11,436,000
1.95.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	11,436,000
1.95.2.3.2.1.00	GOBIERNO CENTRAL	11,436,000
1.95.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	11,436,000
1.95.2.4.0.0.00	SALDO EN CAJA Y BANCO	1,088,000
1.95.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,088,000
1.95.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,088,000
1.95.2.4.2.0.01	SALDO DE CAPITAL	1,088,000

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	28,194,052
Educación Superior Tecnológica	53,363,334
Investigación, Postgrado y Extensión	9,754,614
Total del Presupuesto de Funcionamiento	**91,312,000**
Inversión	
Construcciones Educativas	11,803,000
Mobiliario, Libros y Equipo Educacional	600,000
Investigación y Transf. de Tecnología	121,000
Total del Presupuesto de Inversión	**12,524,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**103,836,000**



CAPÍTULO XXXIX
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 155. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2017:

Ingresos Totales	500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	500,000
Gastos	500,000

ARTÍCULO 156. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.97.0.0.0.0.00	ZONA FRANCA DEL BARÚ	500,000
1.97.1.0.0.0.00	INGRESOS CORRIENTES	500,000
1.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	500,000
1.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	471,600
1.97.1.2.3.1.00	GOBIERNO CENTRAL	471,600
1.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	471,600
1.97.1.2.4.0.00	TASAS Y DERECHOS	28,400
1.97.1.2.4.2.00	TASAS	28,400
1.97.1.2.4.2.43	CLAVES DE OPERACIÓN	26,400
1.97.1.2.4.2.45	EXPEDICIÓN DE DOCUMENTO	2,000

ARTÍCULO 157. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	500,000
Total del Presupuesto de Funcionamiento	500,000
TOTAL DEL PRESUPUESTO DE GASTOS	500,000



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 158. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de 2017, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,459,568,746	1,294,542,714	2,754,111,460	1,177,123,484	1,576,987,976	2,754,111,460
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A	290,092,225	313,704,275	603,796,500	230,045,400	373,751,100	603,796,500
AUTORIDAD MARÍTIMA DE PANAMA	192,500,000	0	192,500,000	172,149,468	20,350,532	192,500,000
BINGOS NACIONALES	745,300	0	745,300	738,800	6,500	745,300
AUTORIDAD AERONÁUTICA CIVIL	62,600,200	0	62,600,200	37,805,200	24,795,000	62,600,200
INST. DE ACUEDUCTOS Y ALCANTARILLADOS	182,004,300	143,800,000	325,804,300	140,339,400	185,464,900	325,804,300
INSTITUTO DE MERCADEO AGROPECUARIO	7,229,900	31,367,800	38,597,700	7,126,000	31,471,700	38,597,700
EMPRESA DE GENERACION ELÉCTRICA, S.A	4,059,000	40,000,000	44,059,000	3,965,000	40,094,000	44,059,000
EMPRESA NACIONAL DE AUTOPISTAS, S.A	2,994,700	0	2,994,700	2,707,700	287,000	2,994,700
EMPRESA DE TRANSMISION ELÉCTRICA, S.A	132,229,580	108,897,437	241,127,017	80,576,309	160,550,708	241,127,017
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	7,309,300	4,257,800	11,567,100	7,309,300	4,257,800	11,567,100
EMPRESA METRO DE PANAMA, S. A	44,672,878	632,251,602	676,924,480	44,133,058	632,791,422	676,924,480
TRANSPORTE MASIVO DE PANAMA, S.A	188,745,770	0	188,745,770	129,765,410	58,980,360	188,745,770
LOTERÍA NACIONAL DE BENEFICENCIA	227,171,500	0	227,171,500	221,054,164	6,117,336	227,171,500
ZONA LIBRE DE COLON	56,000,000	0	56,000,000	38,181,362	17,818,638	56,000,000
AGENCIA PANAMÁ-PACÍFICO	4,925,745	8,263,800	13,189,545	6,176,045	7,013,500	13,189,545
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	56,288,348	12,000,000	68,288,348	55,050,868	13,237,480	68,288,348



ARTÍCULO 159. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	698,694,065	125,749,943	243,485,013	3,100,000	106,094,463	1,177,123,484
AEROPUERTO INTERNACIONAL DE TOCUMEN, S A	84,514,900	53,905,900	0	0	91,624,600	230,045,400
AUTORIDAD MARITIMA DE PANAMA	40,306,868	10,259,157	118,483,443	3,100,000	0	172,149,468
BINGOS NACIONALES	729,934	8,866	0	0	0	738,800
AUTORIDAD AERONAUTICA CIVIL	35,074,810	1,477,600	1,112,490	0	140,300	37,805,200
INST DE ACUEDUCTOS Y ALCANTARILLADOS	131,175,800	9,163,600	0	0	0	140,339,400
INSTITUTO DE MERCADEO AGROPECUARIO	6,973,700	152,300	0	0	0	7,126,000
EMPRESA DE GENERACION ELÉCTRICA, S A	3,414,100	550,900	0	0	0	3,965,000
EMPRESA NACIONAL DE AUTOPISTAS, S A	2,248,700	459,000	0	0	0	2,707,700
EMPRESA DE TRANSMISION ELECTRICA, S.A	38,816,299	34,925,410	0	0	6,834,600	80,576,309
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	7,168,300	141,000	0	0	0	7,309,300
EMPRESA METRO DE PANAMA, S A	43,158,505	974,553	0	0	0	44,133,058
TRANSPORTE MASIVO DE PANAMA, S A	126,599,952	1,965,458	0	0	1,200,000	129,765,410
LOTERÍA NACIONAL DE BENEFICENCIA	102,615,764	7,438,400	111,000,000	0	0	221,054,164
ZONA LIBRE DE COLÓN	16,777,319	2,580,000	12,889,080	0	5,934,963	38,181,362
AGENCIA PANAMA-PACIFICO	5,181,045	995,000	0	0	0	6,176,045
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	53,938,069	752,799	0	0	360,000	55,050,868



ARTÍCULO 160. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,485,858,211	45,252,427	0	45,877,338	1,576,987,976
AEROPUERTO INTERNACIONAL DE TOCUMEN, S A	349,295,800	4,455,300	0	20,000,000	373,751,100
AUTORIDAD MARITIMA DE PANAMA	19,850,000	500,532	0	0	20,350,532
BINGOS NACIONALES	0	6,500	0	0	6,500
AUTORIDAD AERONAUTICA CIVIL	22,984,300	434,900	0	1,375,800	24,795,000
INST. DE ACUEDUCTOS Y ALCANTARILLADOS	150,000,000	35,464,900	0	0	185,464,900
INSTITUTO DE MERCADEO AGROPECUARIO	31,367,800	103,900	0	0	31,471,700
EMPRESA DE GENERACION ELECTRICA, S A	40,000,000	94,000	0	0	40,094,000
EMPRESA NACIONAL DE AUTOPISTAS, S A	0	287,000	0	0	287,000
EMPRESA DE TRANSMISIÓN ELECTRICA, S A	150,690,313	403,895	0	9,456,500	160,550,708
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRIO	4,257,800	0	0	0	4,257,800
EMPRESA METRO DE PANAMA, S A	632,251,602	539,820	0	0	632,791,422
TRANSPORTE MASIVO DE PANAMA, S A	50,200,360	1,200,000	0	7,580,000	58,980,360
LOTERÍA NACIONAL DE BENEFICENCIA	5,898,536	218,800	0	0	6,117,336
ZONA LIBRE DE COLON	10,200,000	1,053,000	0	6,565,038	17,818,638
AGENCIA PANAMA-PACIFICO	6,861,700	151,800	0	0	7,013,500
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	12,000,000	337,480	0	900,000	13,237,480



CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2017:

Ingresos Totales	603,796,500
Menos: Aumento de Reservas	
Ingresos Disponibles	603,796,500
Gastos	603,796,500

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.02.0.0.0.0.00	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	603,796,500
2.02.1.0.0.0.00	INGRESOS CORRIENTES	290,092,225
2.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	290,092,225
2.02.1.2.1.0.00	RENTA DE ACTIVOS	58,360,700
2.02.1.2.1.1.00	ARRENDAMIENTOS	7,500,000
2.02.1.2.1.1.01	EDIFICIOS Y LOCALES	7,500,000
2.02.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	17,470,700
2.02.1.2.1.3.04	VENTA DE ENERGÍA	3,110,000
2.02.1.2.1.3.07	AGUA	47,000
2.02.1.2.1.3.11	COMBUSTIBLE	14,313,700
2.02.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	33,390,000
2.02.1.2.1.4.03	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,000
2.02.1.2.1.4.08	SERVICIO DE ATERRIZAJE	15,241,100
2.02.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	7,201,800
2.02.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	10,517,100
2.02.1.2.1.4.17	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	425,000
2.02.1.2.4.0.00	TASAS Y DERECHOS	141,032,400
2.02.1.2.4.1.00	DERECHOS	128,138,900
2.02.1.2.4.1.17	USO DE AEROPUERTOS	72,278,500
2.02.1.2.4.1.34	ESTACIONAMIENTO PÚBLICO Y ESTAC	2,916,400
2.02.1.2.4.1.45	OTRAS CONCESIONES	52,944,000
2.02.1.2.4.2.00	TASAS	12,893,500
2.02.1.2.4.2.24	TASA DE SERVICIO AEROPORTUARIO	12,893,500
2.02.1.2.6.0.00	INGRESOS VARIOS	90,699,125
2.02.1.2.6.0.00	INGRESOS VARIOS	90,699,125
2.02.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	800,000
2.02.1.2.6.0.99	OTROS INGRESOS VARIOS	89,899,125
2.02.2.0.0.0.00	INGRESOS DE CAPITAL	313,704,275
2.02.2.2.0.0.00	RECURSOS DEL CRÉDITO	313,704,275
2.02.2.2.1.0.00	CRÉDITO INTERNO	313,704,275
2.02.2.2.1.1.00	BONOS	294,704,275
2.02.2.2.1.1.47	BONOS INTERNOS	294,704,275
2.02.2.2.1.4.00	PRÉSTAMOS	19,000,000
2.02.2.2.1.4.21	BNP-AITSA 2016	19,000,000

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	191,261,182
Operaciones Aeroportuarias	63,239,518
Total del Presupuesto de Funcionamiento	**254,500,700**
Inversión	
Ampliación y Remodelación	341,795,800



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Plan de Expansión	7.500.000
Total del Presupuesto de Inversión	349.295.800
TOTAL DEL PRESUPUESTO DE GASTOS	603.796.500

CAPÍTULO III
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	192.500.000
Menos: Aumento de Reservas	
Ingresos Disponibles	192.500.000
Gastos	192.500.000

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.03.0.0.0.0.00	AUTORIDAD MARÍTIMA DE PANAMÁ	192.500.000
2.03.1.0.0.0.00	INGRESOS CORRIENTES	192.500.000
2.03.1.1.0.0.00	INGRESOS TRIBUTARIOS	27.500.000
2.03.1.1.1.0.00	IMPUESTOS DIRECTOS	27.500.000
2.03.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	27.500.000
2.03.1.1.1.2.03	IMPUESTOS DE NAVES	27.500.000
2.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	165.000.000
2.03.1.2.1.0.00	RENTA DE ACTIVOS	9.500.000
2.03.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	9.500.000
2.03.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	6.900.000
2.03.1.2.1.4.17	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	2.600.000
2.03.1.2.4.0.00	TASAS Y DERECHOS	148.754.000
2.03.1.2.4.1.00	DERECHOS	61.188.000
2.03.1.2.4.1.06	ABANDERAMIENTO DE NAVES	2.638.000
2.03.1.2.4.1.44	CONCESIONES EN ÁREAS PORTUARIAS	58.550.000
2.03.1.2.4.2.00	TASAS	87.566.000
2.03.1.2.4.2.07	FAROS Y BOYAS	6.500.000
2.03.1.2.4.2.08	RECAUDOS CONSULARES	20.250.000
2.03.1.2.4.2.13	DOCUMENTACIÓN DE NAVES	5.000.000
2.03.1.2.4.2.55	ARQUEO Y AVALÚO DE NAVES	65.000
2.03.1.2.4.2.56	INVESTIGACIÓN DE ACCIDENTES	3.650.000
2.03.1.2.4.2.57	CERTIFICACIÓN DE COMPETENCIA	41.721.000
2.03.1.2.4.2.58	3% DE NAVES ACCIDENTADAS	3.800.000
2.03.1.2.4.2.59	INSPECCIÓN DE NAVES	6.200.000
2.03.1.2.4.2.60	EXÁMENES A OFICIALES MARINOS	380.000
2.03.1.2.6.0.00	INGRESOS VARIOS	6.746.000
2.03.1.2.6.0.00	INGRESOS VARIOS	6.746.000
2.03.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	3.000.000
2.03.1.2.6.0.50	INGRESOS VARIOS NAVES	900.000
2.03.1.2.6.0.51	INGRESOS VARIOS CONSULARES	2.846.000

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	21.186.707
Servicios de la Act. Marítima	10.818.691
Servicios Portuarios	9.172.502



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Transferencias	131,472,100
Total del Presupuesto de Funcionamiento	172,650,000
Inversión	
Estudios, Avalúos y Diseños	5,000,000
Adquisición de Equipo y Consultorías	6,400,000
Puertos	8,450,000
Total del Presupuesto de Inversión	19,850,000
TOTAL DEL PRESUPUESTO DE GASTOS	192,500,000

CAPÍTULO IV
2.08 BINGOS NACIONALES

ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2017:

Ingresos Totales	745,300
Menos: Aumento de Reservas	
Ingresos Disponibles	745,300
Gastos	745,300

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

2.08.0.0.0.0.00	BINGOS NACIONALES	745,300
2.08.1.0.0.0.00	INGRESOS CORRIENTES	745,300
2.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	745,300
2.08.1.2.1.0.00	RENTA DE ACTIVOS	565,000
2.08.1.2.1.1.00	ARRENDAMIENTOS	12,200
2.08.1.2.1.1.01	EDIFICIOS Y LOCALES	12,200
2.08.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	552,800
2.08.1.2.1.5.05	VENTA DE FORMULARIOS Y FICHAS	552,800
2.08.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	160,000
2.08.1.2.3.1.00	GOBIERNO CENTRAL	160,000
2.08.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	160,000
2.08.1.2.6.0.00	INGRESOS VARIOS	20,300
2.08.1.2.6.0.00	INGRESOS VARIOS	20,300
2.08.1.2.6.0.99	OTROS INGRESOS VARIOS	20,300

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	155,521
Administración de Bingos	589,779
Total del Presupuesto de Funcionamiento	745,300
TOTAL DEL PRESUPUESTO DE GASTOS	745,300



CAPÍTULO V
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2017:

Ingresos Totales	62,600,200
Menos: Aumento de Reservas	
Ingresos Disponibles	62,600,200
Gastos	62,600,200

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.38.0.0.0.0.00	AUTORIDAD AERONÁUTICA CIVIL	62,600,200
2.38.1.0.0.0.00	INGRESOS CORRIENTES	62,600,200
2.38.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	62,600,200
2.38.1.2.1.0.00	RENTA DE ACTIVOS	40,400,200
2.38.1.2.1.1.00	ARRENDAMIENTOS	1,500,000
2.38.1.2.1.1.01	EDIFICIOS Y LOCALES	1,500,000
2.38.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	75,000
2.38.1.2.1.3.11	COMBUSTIBLE	75,000
2.38.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	38,825,200
2.38.1.2.1.4.08	SERVICIO DE ATERRIZAJE	300,000
2.38.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	300,000
2.38.1.2.1.4.18	SER. DE PROTECCIÓN AL VUELO	38,225,200
2.38.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,000,000
2.38.1.2.3.1.00	GOBIERNO CENTRAL	1,000,000
2.38.1.2.3.1.17	MINISTERIO DE GOBIERNO	1,000,000
2.38.1.2.4.0.00	TASAS Y DERECHOS	18,000,000
2.38.1.2.4.1.00	DERECHOS	3,000,000
2.38.1.2.4.1.17	USO DE AEROPUERTOS	1,500,000
2.38.1.2.4.1.24	MATRÍCULA Y LABORATORIO	1,500,000
2.38.1.2.4.2.00	TASAS	15,000,000
2.38.1.2.4.2.17	FEDIAN	15,000,000
2.38.1.2.6.0.00	INGRESOS VARIOS	3,200,000
2.38.1.2.6.0.00	INGRESOS VARIOS	3,200,000
2.38.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	200,000
2.38.1.2.6.0.10	VIGENCIAS EXPIRADAS	600,000
2.38.1.2.6.0.99	OTROS INGRESOS VARIOS	2,400,000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,284,706
Servicios Aeronáuticos	12,060,752
Operación de Aeropuertos	8,379,552
Transferencias Varias	2,374,790
Operaciones Financieras	1,516,100
Total del Presupuesto de Funcionamiento	**39,615,900**
Inversión	
Adquisición y Rehabilitación de Equipo	6,450,000
Rehabil. y Mantenim. Aeroportuario	16,534,300
Total del Presupuesto de Inversión	**22,984,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**62,600,200**



CAPÍTULO VI
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2017:

Ingresos Totales	325,804,300
Menos: Aumento de Reservas	
Ingresos Disponibles	325,804,300
Gastos	325,804,300

ARTÍCULO 174. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.66.0.0.0.0.00	INST. DE ACUEDUCTOS Y ALCANTARILLADOS	325,804,300
2.66.1.0.0.0.00	INGRESOS CORRIENTES	182,004,300
2.66.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	182,004,300
2.66.1.2.1.0.00	RENTA DE ACTIVOS	80,765,700
2.66.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	80,765,700
2.66.1.2.1.3.07	AGUA	80,765,700
2.66.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	43,158,600
2.66.1.2.3.1.00	GOBIERNO CENTRAL	43,158,600
2.66.1.2.3.1.12	MINISTERIO DE SALUD	43,158,600
2.66.1.2.4.0.00	TASAS Y DERECHOS	23,000,000
2.66.1.2 4.1.00	DERECHOS	23,000,000
2.66.1.2.4.1.19	SERVICIO DE ALCANTARILLADO	23,000,000
2.66.1.2.5.0.00	CONTRIBUCIONES DE MEJORAS	80,000
2.66.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	80,000
2.66.1.2.5.0.01	TASA DE VALORIZACIÓN	80,000
2.66.1.2.6.0.00	INGRESOS VARIOS	35,000,000
2.66.1.2.6.0.00	INGRESOS VARIOS	35,000,000
2.66.1.2.6.0.10	VIGENCIAS EXPIRADAS	20,000,000
2.66.1.2.6.0.99	OTROS INGRESOS VARIOS	15,000,000
2.66.2.0.0.0.00	INGRESOS DE CAPITAL	143,800,000
2.66.2.2.0.0.00	RECURSOS DEL CRÉDITO	55,500,000
2.66.2.2.2.0.00	CRÉDITO EXTERNO	55,500,000
2.66.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	55,500,000
2.66.2.2.2.1.15	CAF-IDAAN	16,566,900
2.66.2.2.2.1.26	BID 3002/OC/PN/IDAAN	11,275,000
2.66.2.2.2.1.27	CAF II PAYSAN-IDAAN	15,959,200
2.66.2.2.2.1.60	BANCO MUNDIAL 7877-PA-IDAAN	11,698,900
2.66.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	88,300,000
2.66.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	88,300,000
2.66.2.3.2.1.00	GOBIERNO CENTRAL	88,300,000
2.66.2.3.2.1.12	MINISTERIO DE SALUD	88,300,000

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	32,750,360
Dotación de Agua y Alcant. Sanitario	106,917,715
Comercialización	5,676,813
Servicios Regionales	30,459,412
Total del Presupuesto de Funcionamiento	175,804,300
Inversión	
Desarrollo del Sistema de Agua	101,497,500
Desarrollo de Sist. Alcantarillado	45,050,500



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Inversiones Complementarias	3,452,000
Total del Presupuesto de Inversión	150,000,000
TOTAL DEL PRESUPUESTO DE GASTOS	325,804,300

CAPÍTULO VII
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 176. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2017:

Ingresos Totales	38,597,700
Menos: Aumento de Reservas	
Ingresos Disponibles	38,597,700
Gastos	38,597,700

ARTÍCULO 177. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.70.0.0.0.0.00	INSTITUTO DE MERCADEO AGROPECUARIO	38,597,700
2.70.1.0.0.0.00	INGRESOS CORRIENTES	7,229,900
2.70.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,229,900
2.70.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,050,900
2.70.1.2.3.1.00	GOBIERNO CENTRAL	7,050,900
2.70.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	7,050,900
2.70.1.2.6.0.00	INGRESOS VARIOS	179,000
2.70.1.2.6.0.00	INGRESOS VARIOS	179,000
2.70.1.2.6.0.99	OTROS INGRESOS VARIOS	179,000
2.70.2.0.0.0.00	INGRESOS DE CAPITAL	31,367,800
2.70.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	31,367,800
2.70.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	31,367,800
2.70.2.3.2.1.00	GOBIERNO CENTRAL	31,367,800
2.70.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	31,367,800

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,300,537
Apoyo a la Comercialización	3,929,363
Total del Presupuesto de Funcionamiento	**7,229,900**
Inversión	
Comercialización	26,992,800
Modernización Serv. Agropecuarios	4,375,000
Total del Presupuesto de Inversión	**31,367,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**38,597,700**

CAPÍTULO VIII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 179. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2017:



Ingresos Totales	44,059,000
Menos: Aumento de Reservas	
Ingresos Disponibles	44,059,000
Gastos	44,059,000

ARTÍCULO 180. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.73.0.0.0.0.00	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	44,059,000
2.73.1.0.0.0.00	INGRESOS CORRIENTES	4,059,000
2.73.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,059,000
2.73.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,059,000
2.73.1.2.3.1.00	GOBIERNO CENTRAL	4,059,000
2.73.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	4,059,000
2.73.2.0.0.0.00	INGRESOS DE CAPITAL	40,000,000
2.73.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	38,000,000
2.73.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	38,000,000
2.73.2.3.2.1.00	GOBIERNO CENTRAL	38,000,000
2.73.2.3.2.1.16	MEF	38,000,000
2.73.2.4.0.0.00	SALDO EN CAJA Y BANCO	2,000,000
2.73.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,000,000
2.73.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,000,000
2.73.2.4.2.0.01	SALDO DE CAPITAL	2,000,000

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,695,100
Transferencias Varias	363,900
Total del Presupuesto de Funcionamiento	**4,059,000**
Inversión	
Construcción y Mantenimiento	40,000,000
Total del Presupuesto de Inversión	**40,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**44,059,000**

CAPÍTULO IX
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2017:

Ingresos Totales	2,994,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,994,700
Gastos	2,994,700

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



2.75.0.0.0.0.00	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700
2.75.1.0.0.0.00	INGRESOS CORRIENTES	2,994,700
2.75.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,994,700
2.75.1.2.6.0.00	INGRESOS VARIOS	2,994,700
2.75.1.2.6.0.00	INGRESOS VARIOS	2,994,700
2.75.1.2.6.0.99	OTROS INGRESOS VARIOS	2,994,700

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,994,700
Total del Presupuesto de Funcionamiento	**2,994,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,994,700**

CAPÍTULO X
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2017:

Ingresos Totales	241,127,017
Menos: Aumento de Reservas	
Ingresos Disponibles	241,127,017
Gastos	241,127,017

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.78.0.0.0.0.00	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	241,127,017
2.78.1.0.0.0.00	INGRESOS CORRIENTES	132,229,580
2.78.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	132,229,580
2.78.1.2.4.0.00	TASAS Y DERECHOS	131,029,580
2.78.1.2.4.2.00	TASAS	131,029,580
2.78.1.2.4.2.65	PEAJE POR TRANSMISIÓN DE ENERGÍA	131,029,580
2.78.1.2.6.0.00	INGRESOS VARIOS	1,200,000
2.78.1.2.6.0.00	INGRESOS VARIOS	1,200,000
2.78.1.2.6.0.99	OTROS INGRESOS VARIOS	1,200,000
2.78.2.0.0.0.00	INGRESOS DE CAPITAL	108,897,437
2.78.2.2.0.0.00	RECURSOS DEL CRÉDITO	104,897,437
2.78.2.2.1.0.00	CRÉDITO INTERNO	40,880,000
2.78.2.2.1.4.00	PRÉSTAMOS	40,880,000
2.78.2.2.1.4.15	CAJA DE AHORROS	880,000
2.78.2.2.1.4.17	SCOTIABANK-ETESA	40,000,000
2.78.2.2.2.0.00	CRÉDITO EXTERNO	64,017,437
2.78.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	64,017,437
2.78.2.2.2.1.09	ETESA-BCIE	14,017,437
2.78.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	50,000,000
2.78.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,000,000
2.78.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,000,000
2.78.2.3.2.1.00	GOBIERNO CENTRAL	4,000,000
2.78.2.3.2.1.16	MEF	4,000,000



ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	52,451,502
Operación Integrada	37,985,202
Total del Presupuesto de Funcionamiento	**90,436,704**
Inversión	
Transmisión	139,427,713
Fortalec. de Otras Inv. de Etesa	11,262,600
Total del Presupuesto de Inversión	**150,690,313**
TOTAL DEL PRESUPUESTO DE GASTOS	**241,127,017**

CAPÍTULO XI
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2017:

Ingresos Totales	11,567,100
Menos: Aumento de Reservas	
Ingresos Disponibles	11,567,100
Gastos	11,567,100

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.79.0.0.0.0.00	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	11,567,100
2.79.1.0.0.0.00	INGRESOS CORRIENTES	7,309,300
2.79.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,309,300
2.79.1.2.1.0.00	RENTA DE ACTIVOS	667,900
2.79.1.2.1.1.00	ARRENDAMIENTOS	667,900
2.79.1.2.1.1.01	EDIFICIOS Y LOCALES	667,900
2.79.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,641,400
2.79.1.2.3.1.00	GOBIERNO CENTRAL	6,641,400
2.79.1.2.3.1.03	PRESIDENCIA	6,641,400
2.79.2.0.0.0.00	INGRESOS DE CAPITAL	4,257,800
2.79.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,257,800
2.79.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,257,800
2.79.2.3.2.1.00	GOBIERNO CENTRAL	4,257,800
2.79.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	4,257,800

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,309,300
Total del Presupuesto de Funcionamiento	**7,309,300**
Inversión	
Mejoras de Instalaciones y Equipamiento	4,257,800
Total del Presupuesto de Inversión	**4,257,800**



PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	11,567,100

CAPÍTULO XII
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2017:

Ingresos Totales	676,924,480
Menos: Aumento de Reservas	
Ingresos Disponibles	676,924,480
Gastos	676,924,480

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.80.0.0.0.0.00	EMPRESA METRO DE PANAMÁ, S. A.	676,924,480
2.80.1.0.0.0.00	INGRESOS CORRIENTES	44,672,878
2.80.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	44,672,878
2.80.1.2.1.0.00	RENTA DE ACTIVOS	35,689,423
2.80.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	35,689,423
2.80.1.2.1.4.19	TRANSPORTE METRO DE PANAMÁ	35,689,423
2.80.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,734,015
2.80.1.2.3.1.00	GOBIERNO CENTRAL	6,734,015
2.80.1.2.3.1.03	PRESIDENCIA	6,734,015
2.80.1.2.6.0.00	INGRESOS VARIOS	2,249,440
2.80.1.2.6.0.00	INGRESOS VARIOS	2,249,440
2.80.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	5,000
2.80.1.2.6.0.99	OTROS INGRESOS VARIOS	2,244,440
2.80.2.0.0.0.00	INGRESOS DE CAPITAL	632,251,602
2.80.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	632,251,602
2.80.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	632,251,602
2.80.2.3.2.1.00	GOBIERNO CENTRAL	632,251,602
2.80.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	632,251,602

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	44,672,878
Total del Presupuesto de Funcionamiento	**44,672,878**
Inversión	
Explotación, Expansión y Equipamiento	632,251,602
Total del Presupuesto de Inversión	**632,251,602**
TOTAL DEL PRESUPUESTO DE GASTOS	**676,924,480**

CAPÍTULO XIII
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A.

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2017:



Ingresos Totales	188,745,770
Menos: Aumento de Reservas	
Ingresos Disponibles	188,745,770
Gastos	188,745,770

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.81.0.0.0.0.00	TRANSPORTE MASIVO DE PANAMÁ, S.A.	188,745,770
2.81.1.0.0.0.00	INGRESOS CORRIENTES	188,745,770
2.81.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	188,745,770
2.81.1.2.1.0.00	RENTA DE ACTIVOS	64,350,600
2.81.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	64,350,600
2.81.1.2.1.4.22	TRANSPORTE MASIVO DE PANAMÁ	64,350,600
2.81.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	123,007,170
2.81.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	123,007,170
2.81.1.2.3.2.03	Autoridad del Tránsito y Transporte Terrestre	123,007,170
2.81.1.2.6.0.00	INGRESOS VARIOS	1,388,000
2.81.1.2.6.0.00	INGRESOS VARIOS	1,388,000
2.81.1.2.6.0.99	OTROS INGRESOS VARIOS	1,388,000

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,580,821
Operación	121,964,589
Total del Presupuesto de Funcionamiento	**138,545,410**
Inversión	
Mejor.del Transp.Publ.en la ciudad de Pmá y San M.	43,500,360
Desarrollo del Ente Operador del Metro Bus	6,700,000
Total del Presupuesto de Inversión	**50,200,360**
TOTAL DEL PRESUPUESTO DE GASTOS	**188,745,770**

CAPÍTULO XIV
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 197. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2017:

Ingresos Totales	227,171,500
Menos: Aumento de Reservas	
Ingresos Disponibles	227,171,500
Gastos	227,171,500

ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.82.0.0.0.0.00	LOTERÍA NACIONAL DE BENEFICENCIA	227,171,500
2.82.1.0.0.0.00	INGRESOS CORRIENTES	227,171,500
2.82.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	227,171,500



2.82.1.2.1.0.00	RENTA DE ACTIVOS	224,379,400
2.82.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	224,379,400
2.82.1.2.1.5.01	EMISIONES DE BILLETES DE LOTERÍA	192,353,700
2.82.1.2.1.5.04	PREMIOS DEVUELTOS Y CADUCADOS	32,025,700
2.82.1.2.6.0.00	INGRESOS VARIOS	2,792,100
2.82.1.2.6.0.00	INGRESOS VARIOS	2,792,100
2.82.1.2.6.0.99	OTROS INGRESOS VARIOS	2,792,100

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,880,287
Administración de Billetes	85,392,277
Transferencias	118,000,400
Total del Presupuesto de Funcionamiento	**221,272,964**
Inversión	
Infraestructura	4,533,200
Equipamiento	1,365,336
Total del Presupuesto de Inversión	**5,898,536**
TOTAL DEL PRESUPUESTO DE GASTOS	**227,171,500**

CAPÍTULO XV
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2017:

Ingresos Totales	56,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	56,000,000
Gastos	56,000,000

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.96.0.0.0.0.00	ZONA LIBRE DE COLÓN	56,000,000
2.96.1.0.0.0.00	INGRESOS CORRIENTES	56,000,000
2.96.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	55,982,000
2.96.1.2.1.0.00	RENTA DE ACTIVOS	41,453,000
2.96.1.2.1.1.00	ARRENDAMIENTOS	29,540,000
2.96.1.2.1.1.01	EDIFICIOS Y LOCALES	2,000,000
2.96.1.2.1.1.02	DE LOTES Y TIERRAS	27,540,000
2.96.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	8,280,000
2.96.1.2.1.3.10	IMPRESOS Y FORMULARIOS	8,280,000
2.96.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	3,633,000
2.96.1.2.1.4.02	ASEO Y RECOLECCIÓN DE BASURA	873,000
2.96.1.2.1.4.06	SERVICIO DE ALMACENAJE	2,760,000
2.96.1.2.4.0.00	TASAS Y DERECHOS	14,136,000
2.96.1.2.4.2.00	TASAS	14,136,000
2.96.1.2.4.2.21	REFRENDO DE DOCUMENTOS	396,000
2.96.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	600,000
2.96.1.2.4.2.45	EXPEDICIÓN DE DOCUMENTO	2,808,000
2.96.1.2.4.2.51	TASA DE SEGURIDAD Y VIGILANCIA	4,332,000
2.96.1.2.4.2.99	OTRAS TASAS	6,000,000
2.96.1.2.6.0.00	INGRESOS VARIOS	393,000
2.96.1.2.6.0.00	INGRESOS VARIOS	393,000



2.96.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	369,000
2.96.1.2.6.0.99	OTROS INGRESOS VARIOS	24,000
2.96.1.3.0.0.00	OTROS INGRESOS CORRIENTES	18,000
2.96.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	18,000
2.96.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	18,000
2.96.1.3.2.0.21	POR GOBIERNO CENTRAL	18,000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,341,003
Comercialización y Desarrollo	5,081,916
Transferencias Varias	14,877,080
Operaciones Financieras	12,500,001
Total del Presupuesto de Funcionamiento	**45,800,000**
Inversión	
Inversiones Estratégicas de Zona Libre	9,652,000
Desarrollo Comunitario	548,000
Total del Presupuesto de Inversión	**10,200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**56,000,000**

CAPÍTULO XVI
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 203. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2017:

Ingresos Totales	13,189,545
Menos: Aumento de Reservas	
Ingresos Disponibles	13,189,545
Gastos	13,189,545

ARTÍCULO 204. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.97.0.0.0.0.00	AGENCIA PANAMÁ-PACÍFICO	13,189,545
2.97.1.0.0.0.00	INGRESOS CORRIENTES	4,925,745
2.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,925,745
2.97.1.2.1.0.00	RENTA DE ACTIVOS	3,094,000
2.97.1.2.1.1.00	ARRENDAMIENTOS	3,094,000
2.97.1.2.1.1.01	EDIFICIOS Y LOCALES	2,902,000
2.97.1.2.1.1.02	DE LOTES Y TIERRAS	192,000
2.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	131,745
2.97.1.2.3.1.00	GOBIERNO CENTRAL	131,745
2.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	131,745
2.97.1.2.6.0.00	INGRESOS VARIOS	1,700,000
2.97.1.2.6.0.00	INGRESOS VARIOS	1,700,000
2.97.1.2.6.0.99	OTROS INGRESOS VARIOS	1,700,000
2.97.2.0.0.0.00	INGRESOS DE CAPITAL	8,263,800
2.97.2.1.0.0.00	RECURSOS DEL PATRIMONIO	5,000,000
2.97.2.1.1.0.00	VENTA DE ACTIVOS	5,000,000
2.97.2.1.1.1.00	VENTA DE BIENES INMUEBLES	5,000,000
2.97.2.1.1.1.01	TERRENOS	5,000,000
2.97.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,263,800
2.97.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,263,800
2.97.2.3.2.1.00	GOBIERNO CENTRAL	3,263,800



2.97.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI.	3,263,800

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	**3,235,320**
Desarrollo del Área Panamá - Pacífico	**3,092,525**
Total del Presupuesto de Funcionamiento	**6,327,845**
Inversión	
Desarrollo de Infraestructura	**6,861,700**
Total del Presupuesto de Inversión	**6,861,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,189,545**

CAPÍTULO XVII
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 206. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2017:

Ingresos Totales	**68,288,348**
Menos: Aumento de Reservas	
Ingresos Disponibles	**68,288,348**
Gastos	**68,288,348**

ARTÍCULO 207. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.98.0.0.0.0.00	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	68,288,348
2.98.1.0.0.0.00	INGRESOS CORRIENTES	56,288,348
2.98.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	56,288,348
2.98.1.2.1.0.00	RENTA DE ACTIVOS	41,000,000
2.98.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	41,000,000
2.98.1.2.1.4.02	ASEO Y RECOLECCIÓN DE BASURA	41,000,000
2.98.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	14,291,668
2.98.1.2.3.1.00	GOBIERNO CENTRAL	14,291,668
2.98.1.2.3.1.12	MINISTERIO DE SALUD	14,291,668
2.98.1.2.6.0.00	INGRESOS VARIOS	996,680
2.98.1.2.6.0.00	INGRESOS VARIOS	996,680
2.98.1.2.6.0.99	OTROS INGRESOS VARIOS	996,680
2.98.2.0.0.0.00	INGRESOS DE CAPITAL	12,000,000
2.98.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	12,000,000
2.98.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	12,000,000
2.98.2.3.2.1.00	GOBIERNO CENTRAL	12,000,000
2.98.2.3.2.1.12	MINISTERIO DE SALUD	12,000,000

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2017:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,529,628
Operación y Disposic. Res. Sólido	43,758,720



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Funcionamiento	56,288,348
Inversión	
Obras Sanitarias y Equipamiento	12,000,000
Total del Presupuesto de Inversión	12,000,000
TOTAL DEL PRESUPUESTO DE GASTOS	68,288,348



TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 209. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2017, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**667,036,904**	**2,144,014,996**	**2,811,051,900**	**539,534,291**	**2,271,517,609**	**2,811,051,900**
SUPERINTENDENCIA DE BANCOS	19,873,300	0	19,873,300	19,114,850	758,450	19,873,300
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	3,245,200	0	3,245,200	3,116,500	128,700	3,245,200
BANCO DE DESARROLLO AGROPECUARIO	43,344,000	35,100,000	78,444,000	21,104,000	57,340,000	78,444,000
BANCO HIPOTECARIO NACIONAL	9,630,500	12,025,000	21,655,500	11,814,841	9,840,659	21,655,500
BANCO NACIONAL DE PANAMA	356,424,500	1,631,937,100	1,988,361,600	293,701,600	1,694,660,000	1,988,361,600
CAJA DE AHORROS	208,493,704	464,952,896	673,446,600	176,253,700	497,192,900	673,446,600
SUPERINTENDENCIA DEL MERCADO DE VALORES	6,181,600	0	6,181,600	6,123,500	58,100	6,181,600
INSTITUTO DE SEGURO AGROPECUARIO	19,844,100	0	19,844,100	8,305,300	11,538,800	19,844,100

ARTÍCULO 210. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**423,276,434**	**115,763,550**	**0**	**0**	**494,307**	**539,534,291**
SUPERINTENDENCIA DE BANCOS	18,425,250	689,600	0	0	0	19,114,850
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,926,000	190,500	0	0	0	3,116,500
BANCO DE DESARROLLO AGROPECUARIO	20,256,000	759,000	0	0	89,000	21,104,000
BANCO HIPOTECARIO NACIONAL	11,192,484	217,050	0	0	405,307	11,814,841
BANCO NACIONAL DE PANAMA	201,956,500	91,745,100	0	0	0	293,701,600
CAJA DE AHORROS	157,606,000	18,647,700	0	0	0	176,253,700
SUPERINTENDENCIA DEL MERCADO DE VALORES	5,920,500	203,000	0	0	0	6,123,500



INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
INSTITUTO DE SEGURO AGROPECUARIO	4,993,700	3,311,600	0	0	0	8,305,300

ARTÍCULO 211. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2017, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	2,256,890,900	10,598,421	0	4,028,288	2,271,517,609
SUPERINTENDENCIA DE BANCOS	0	758,450	0	0	758,450
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	0	128,700	0	0	128,700
BANCO DE DESARROLLO AGROPECUARIO	54,500,000	240,000	0	2,600,000	57,340,000
BANCO HIPOTECARIO NACIONAL	7,830,000	582,371	0	1,428,288	9,840,659
BANCO NACIONAL DE PANAMÁ	1,694,219,800	440,200	0	0	1,694,660,000
CAJA DE AHORROS	488,871,500	8,321,400	0	0	497,192,900
SUPERINTENDENCIA DEL MERCADO DE VALORES	0	58,100	0	0	58,100
INSTITUTO DE SEGURO AGROPECUARIO	11,469,600	69,200	0	0	11,538,800

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 212. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2017:

Ingresos Totales	68,288,348
Menos: Aumento de Reservas	
Ingresos Disponibles	68,288,348
Gastos	68,288,348

ARTÍCULO 213. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.10.0.0.0.0.00	SUPERINTENDENCIA DE BANCOS	19,873,300
3.10.1.0.0.0.00	INGRESOS CORRIENTES	19,873,300
3.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	17,688,300
3.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,014,800
3.10.1.2.3.7.00	SECTOR PRIVADO	2,014,800
3.10.1.2.3.7.02	FECI	2,014,800
3.10.1.2.4.0.00	TASAS Y DERECHOS	15,373,500



3.10.1.2.4.2.00	TASAS	15.373.500
3.10.1.2.4.2.15	INSPECCIONES Y AVALÚOS	10.796.800
3.10.1.2.4.2.37	TASA ANUAL FIDEICOMISO	598.500
3.10.1.2.4.2.50	TASA DE REGULACIÓN BANCARIA	3.978.200
3.10.1.2.6.0.00	INGRESOS VARIOS	300.000
3.10.1.2.6.0.00	INGRESOS VARIOS	300.000
3.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	200.000
3.10.1.2.6.0.26	INGRESOS VARIOS	40.000
3.10.1.2.6.0.99	OTROS INGRESOS VARIOS	60.000
3.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	25.000
3.10.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	25.000
3.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	25.000
3.10.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	25.000
3.10.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	2.160.000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2.160.000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2.160.000
3.10.1.4.2.0.01	SALDO CORRIENTE	2.160.000

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	**9,214,150**
Desarrollo y Regulación Bancaria	**10,659,150**
Total del Presupuesto de Funcionamiento	**19,873,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,873,300**

CAPÍTULO III
3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 215. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2017:

Ingresos Totales	3.245.200
Menos: Aumento de Reservas	
Ingresos Disponibles	3.245.200
Gastos	3.245.200

ARTÍCULO 216. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.11.0.0.0.0.00	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	3.245.200
3.11.1.0.0.0.00	INGRESOS CORRIENTES	3.245.200
3.11.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3.245.200
3.11.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	848.200
3.11.1.2.3.1.00	GOBIERNO CENTRAL	848.200
3.11.1.2.3.1.08	INGRESOS CORRIENTE	848.200
3.11.1.2.4.0.00	TASAS Y DERECHOS	1.847.600
3.11.1.2.4.2.00	TASAS	1.847.600
3.11.1.2.4.2.66	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1.847.600
3.11.1.2.6.0.00	INGRESOS VARIOS	549.400
3.11.1.2.6.0.00	INGRESOS VARIOS	549.400
3.11.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	131.800
3.11.1.2.6.0.99	OTROS INGRESOS VARIOS	417.600



ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,092,717
Protección y Fomento de Seguros y Reaseg	1,152,483
Total del Presupuesto de Funcionamiento	**3,245,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,245,200**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 218. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2017:

Ingresos Totales	78,444,000
Menos: Aumento de Reservas	
Ingresos Disponibles	78,444,000
Gastos	78,444,000

ARTÍCULO 219. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.15.0.0.0.0.00	BANCO DE DESARROLLO AGROPECUARIO	78,444,000
3.15.1.0.0.0.00	INGRESOS CORRIENTES	43,344,000
3.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	37,344,000
3.15.1.2.1.0.00	RENTA DE ACTIVOS	3,400
3.15.1.2.1.1.00	ARRENDAMIENTOS	3,400
3.15.1.2.1.1.01	EDIFICIOS Y LOCALES	3,400
3.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	36,284,000
3.15.1.2.3.7.00	SECTOR PRIVADO	36,284,000
3.15.1.2.3.7.02	FECI	36,284,000
3.15.1.2.4.0.00	TASAS Y DERECHOS	1,056,600
3.15.1.2.4.2.00	TASAS	1,056,600
3.15.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,056,600
3.15.1.3.0.0.00	OTROS INGRESOS CORRIENTES	6,000,000
3.15.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,000,000
3.15.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	6,000,000
3.15.1.3.1.0.17	A SECTOR PRIVADO	6,000,000
3.15.2.0.0.0.00	INGRESOS DE CAPITAL	35,100,000
3.15.2.1.0.0.00	RECURSOS DEL PATRIMONIO	32,600,000
3.15.2.1.1.0.00	VENTA DE ACTIVOS	300,000
3.15.2.1.1.1.00	VENTA DE BIENES INMUEBLES	300,000
3.15.2.1.1.1.03	OTRAS INSTALACIONES	300,000
3.15.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	32,300,000
3.15.2.1.3.7.00	SECTOR PRIVADO	32,300,000
3.15.2.1.3.7.01	PRÉSTAMOS AGROPECUARIOS	32,300,000
3.15.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,500,000
3.15.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,500,000
3.15.2.3.2.1.00	GOBIERNO CENTRAL	2,500,000
3.15.2.3.2.1.10	GOBIERNO CENTRAL (MIDA)	2,500,000



ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,443,833
Servicio de Crédito Agropecuario	9,811,167
Operaciones Financieras	2,689,000
Total del Presupuesto de Funcionamiento	**23,944,000**
Inversión	
Crédito Agropecuario	49,300,000
Equipamiento	1,250,000
Rehabilitación de Sucursales	1,450,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de Inversión	**54,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**78,444,000**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 221. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2017:

Ingresos Totales	21,655,500
Menos: Aumento de Reservas	
Ingresos Disponibles	21,655,500
Gastos	21,655,500

ARTÍCULO 222. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.30.0.0.0.0.00	BANCO HIPOTECARIO NACIONAL	21,655,500
3.30.1.0.0.0.00	INGRESOS CORRIENTES	9,630,500
3.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,100,500
3.30.1.2.1.0.00	RENTA DE ACTIVOS	330,000
3.30.1.2.1.1.00	ARRENDAMIENTOS	330,000
3.30.1.2.1.1.01	EDIFICIOS Y LOCALES	330,000
3.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,000,000
3.30.1.2.3.1.00	GOBIERNO CENTRAL	2,000,000
3.30.1.2.3.1.14	TRANSFERENCIA CORRIENTE	2,000,000
3.30.1.2.4.0.00	TASAS Y DERECHOS	120,000
3.30.1.2.4.2.00	TASAS	120,000
3.30.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	120,000
3.30.1.2.6.0.00	INGRESOS VARIOS	1,650,500
3.30.1.2.6.0.00	INGRESOS VARIOS	1,650,500
3.30.1.2.6.0.11	REINTEGROS	250,000
3.30.1.2.6.0.99	OTROS INGRESOS VARIOS	1,400,500
3.30.1.3.0.0.00	OTROS INGRESOS CORRIENTES	5,530,000
3.30.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	5,530,000
3.30.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,530,000
3.30.1.3.1.0.17	A SECTOR PRIVADO	5,530,000
3.30.2.0.0.0.00	INGRESOS DE CAPITAL	12,025,000
3.30.2.1.0.0.00	RECURSOS DEL PATRIMONIO	12,025,000
3.30.2.1.1.0.00	VENTA DE ACTIVOS	5,000,000
3.30.2.1.1.1.00	VENTA DE BIENES INMUEBLES	5,000,000
3.30.2.1.1.1.01	TERRENOS	5,000,000
3.30.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	7,025,000
3.30.2.1.3.7.00	SECTOR PRIVADO	7,025,000
3.30.2.1.3.7.03	PRÉSTAMOS HIPOTECARIOS	7,025,000



ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,753,919
Operaciones de Créditos	4,224,886
Transferencias Varias	13,100
Operaciones Financieras	1,833,595
Total del Presupuesto de Funcionamiento	**13,825,500**
Inversión	
Inversiones Propias del B.H.N.	7,830,000
Total del Presupuesto de Inversión	**7,830,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,655,500**

CAPÍTULO VI
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 224. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2017:

Ingresos Totales	1,988,361,600
Menos: Aumento de Reservas	
Ingresos Disponibles	1,988,361,600
Gastos	1,988,361,600

ARTÍCULO 225. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.45.0.0.0.0.00	BANCO NACIONAL DE PANAMÁ	1,988,361,600
3.45.1.0.0.0.00	INGRESOS CORRIENTES	356,424,500
3.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,269,500
3.45.1.2.1.0.00	RENTA DE ACTIVOS	605,200
3.45.1.2.1.1.00	ARRENDAMIENTOS	5,200
3.45.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	5,200
3.45.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	600,000
3.45.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	600,000
3.45.1.2.4.0.00	TASAS Y DERECHOS	5,664,300
3.45.1.2.4.2.00	TASAS	5,664,300
3.45.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	5,664,300
3.45.1.3.0.0.00	OTROS INGRESOS CORRIENTES	344,805,900
3.45.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	320,076,300
3.45.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	320,076,300
3.45.1.3.1.0.11	AL GOBIERNO CENTRAL	18,560,700
3.45.1.3.1.0.13	A EMPRESAS PÚBLICAS	5,833,700
3.45.1.3.1.0.14	A INTERMEDIARIOS FINANCIEROS	85,400
3.45.1.3.1.0.16	A MUNICIPIOS	277,500
3.45.1.3.1.0.17	A SECTOR PRIVADO	177,354,500
3.45.1.3.1.0.99	OTROS INTERESES Y COMISIONES	117,964,500
3.45.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	24,729,600
3.45.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	24,729,600
3.45.1.3.2.0.27	POR SECTOR PRIVADO	24,729,600
3.45.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	5,349,100
3.45.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,349,100
3.45.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,349,100
3.45.1.4.2.0.01	SALDO CORRIENTE	5,349,100
3.45.2.0.0.0.00	INGRESOS DE CAPITAL	1,631,937,100
3.45.2.1.0.0.00	RECURSOS DEL PATRIMONIO	1,631,937,100



3.45.2.1.1.0.00	VENTA DE ACTIVOS	3.020.000
3.45.2.1.1.2.00	VENTA DE BIENES INMUEBLES	3.020.000
3.45.2.1.1.2.99	OTROS BIENES MUEBLES	3.020.000
3.45.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	1,628,917,100
3.45.2.1.3.1.00	GOBIERNO CENTRAL	733,935,200
3.45.2.1.3.1.01	GOBIERNO CENTRAL	733,935,200
3.45.2.1.3.3.00	EMPRESAS PÚBLICAS	36,721,100
3.45.2.1.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	1,315,800
3.45.2.1.3.3.78	ETESA	27,986,900
3.45.2.1.3.3.81	TRANSPORTE MASIVO DE PANAMÁ, S.A.	862,400
3.45.2.1.3.3.96	ZONA LIBRE DE COLÓN	6,556,000
3.45.2.1.3.4.00	INTERMEDIARIOS FINANCIEROS	1,341,900
3.45.2.1.3.4.10	SUPERINTENDENCIA DE BANCOS	1,341,900
3.45.2.1.3.6.00	MUNICIPIOS	5,496,400
3.45.2.1.3.6.76	MUNICIPIO DE PANAMÁ	5,496,400
3.45.2.1.3.7.00	SECTOR PRIVADO	851,422,500
3.45.2.1.3.7.04	PRÉSTAMOS VARIOS	851,422,500

ARTÍCULO 226. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	217,635,000
Transferencias Varias	76,506,800
Total del Presupuesto de Funcionamiento	**294,141,800**
Inversión	
Crédito Comercial	1,371,891,600
Obras y Construcciones	17,341,500
Crédito Agropecuario	158,967,900
Crédito para Vivienda	120,000,000
Equipamiento de Sucursales	26,018,800
Total del Presupuesto de Inversión	**1,694,219,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,988,361,600**

CAPÍTULO VII
3.60 CAJA DE AHORROS

ARTÍCULO 227. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2017:

Ingresos Totales	673,446,600
Menos: Aumento de Reservas	
Ingresos Disponibles	673,446,600
Gastos	673,446,600

ARTÍCULO 228. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.60.0.0.0.0.00	CAJA DE AHORROS	673,446,600
3.60.1.0.0.0.00	INGRESOS CORRIENTES	208,493,704
3.60.1.3.0.0.00	OTROS INGRESOS CORRIENTES	203,493,704
3.60.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	203,493,704
3.60.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	203,493,704
3.60.1.3.1.0.17	A SECTOR PRIVADO	203,493,704
3.60.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	5,000,000
3.60.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,000,000
3.60.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,000,000



3.60.1.4.2.0.01	SALDO CORRIENTE	5.000.000
3.60.2.0.0.0.00	INGRESOS DE CAPITAL	464,952,896
3.60.2.1.0.0.00	RECURSOS DEL PATRIMONIO	267,802,000
3.60.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	264,102,000
3.60.2.1.3.7.00	SECTOR PRIVADO	264,102,000
3.60.2.1.3.7.04	PRÉSTAMOS VARIOS	264,102,000
3.60.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	3,700,000
3.60.2.1.4.9.00	RECUPERACIÓN DE COLOCACIONES	3,700,000
3.60.2.1.4.9.01	OTROS RECUPERACIÓN DE COLOCACIONES	3,700,000
3.60.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	178,221,000
3.60.2.3.4.0.00	OTROS	178,221,000
3.60.2.3.4.0.00	OTROS	178,221,000
3.60.2.3.4.0.01	OTROS	178,221,000
3.60.2.4.0.0.00	SALDO EN CAJA Y BANCO	18,929,896
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	18,929,896
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	18,929,896
3.60.2.4.2.0.01	SALDO DE CAPITAL	18,929,896

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	39,331,700
Captación y Colocación	110,864,700
Control de Operaciones	34,338,700
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**184,575,100**
Inversión	
Hipotecarios y Construcción	171,196,000
Adquisición Inmuebles y Equipo	6,857,000
Otros Préstamos	301,194,000
Fortalecimiento Tecnológico	9,624,500
Total del Presupuesto de Inversión	**488,871,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**673,446,600**

CAPÍTULO VIII
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 230. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2017:

Ingresos Totales	6,181,600
Menos: Aumento de Reservas	
Ingresos Disponibles	6,181,600
Gastos	6,181,600

ARTÍCULO 231. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.65.0.0.0.0.00	SUPERINTENDENCIA DEL MERCADO DE VALORES	6,181,600
3.65.1.0.0.0.00	INGRESOS CORRIENTES	6,181,600
3.65.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,181,600
3.65.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	530,100
3.65.1.2.3.1.00	GOBIERNO CENTRAL	530,100
3.65.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	530,100
3.65.1.2.4.0.00	TASAS Y DERECHOS	5,008,500
3.65.1.2.4.2.00	TASAS	5,008,500



3.65.1.2.4.2.60	TASA REGULACIÓN DE VALORES	5.008.500
3.65.1.2.6.0.00	INGRESOS VARIOS	643.000
3.65.1.2.6.0.00	INGRESOS VARIOS	643.000
3.65.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	624.500
3.65.1.2.6.0.99	OTROS INGRESOS VARIOS	18.500

ARTÍCULO 232. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4.225.350
Regulación del Mercado de Valores	1.956.250
Total del Presupuesto de Funcionamiento	**6,181,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,181,600**

CAPÍTULO IX
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 233. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2017:

Ingresos Totales	19.844.100
Menos: Aumento de Reservas	
Ingresos Disponibles	19.844.100
Gastos	19.844.100

ARTÍCULO 234. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.90.0.0.0.0.00	INSTITUTO DE SEGURO AGROPECUARIO	19.844.100
3.90.1.0.0.0.00	INGRESOS CORRIENTES	19,844,100
3.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	19,844,100
3.90.1.2.1.0.00	RENTA DE ACTIVOS	5,980,000
3.90.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	5,980,000
3.90.1.2.1.4.10	PRIMA DE SEGUROS	5,980,000
3.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	13,814,100
3.90.1.2.3.1.00	GOBIERNO CENTRAL	2,144,500
3.90.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	2,144,500
3.90.1.2.3.7.00	SECTOR PRIVADO	11,669,600
3.90.1.2.3.7.02	FECI	11,669,600
3.90.1.2.6.0.00	INGRESOS VARIOS	50,000
3.90.1.2.6.0.00	INGRESOS VARIOS	50,000
3.90.1.2.6.0.99	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 235. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2017, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,905,066
Seguro Agropecuario	5,469,434
Total del Presupuesto de Funcionamiento	**8,374,500**
Inversión	



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Equipamento	1,020,000
Infraestructura	854,000
Garantía para actividad agropecuaria	9,595,600
Total del Presupuesto de Inversión	11,469,600
TOTAL DEL PRESUPUESTO DE GASTOS	19,844,100



TÍTULO VI

NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I

OBJETO Y ÁMBITO

ARTÍCULO 236. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 237. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2017, en complemento a las disposiciones legales vigentes en estas materias.

ARTÍCULO 238. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

Las personas jurídicas que al amparo de documento legal idóneo administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 239. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias: a nivel del ente rector, al que corresponde dirigir la administración presupuestaria del Sector Público mediante la asignación periódica, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual; y a nivel institucional, que es la instancia que autoriza y realiza el



conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la Autorización, el Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 240. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 241. Principio general. La Institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 242. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 243. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.



Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 244. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 245. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 246. Ingresos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.



Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 247. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento mediante nota al Ministerio de Economía y Finanzas y a la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 248. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 249. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.



ARTÍCULO 250. Aportes y dividendos al Estado. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 251. Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 252. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 253. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 254. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 255. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 256. Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, por la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto, que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 257. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

Las entidades públicas solicitarán las redistribuciones a través del Sistema Tecnológico aprobado por el Ministerio de Economía y Finanzas, la evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 258. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.



ARTÍCULO 259. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 260. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de Sociedades Anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 261. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 262. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria y autorización.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos y la Superintendencia del Mercado de Valores se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 263. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.



ARTÍCULO 264. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 265. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 266. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.



ARTÍCULO 267. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral y el fiscal general electoral, magistrados del Tribunal de Cuentas y el fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 268. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 269. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.100.00 diarios.
2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 270. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del



Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.600.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.500.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50% del viático establecido en este artículo según región a la que viaje.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un monto fijado a criterio de la entidad nominadora, que no podrá ser superior al 25% del viático establecido para misiones oficiales.

Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponden a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales o similares.



El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

ARTÍCULO 271. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor a tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor a tres horas.

ARTÍCULO 272. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 273. Pago de obligaciones a la seguridad social. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las modalidades siguientes:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.



3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 274. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 275. Indemnizaciones ordenadas por los tribunales. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la Nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la Nación honre la obligación del fallo.

ARTÍCULO 276. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la Ley 39 de 2013.

ARTÍCULO 277. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados y diputados suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores



y de Seguros y Reaseguros, rectores de universidades oficiales y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.

ARTÍCULO 278. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 279. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a B/.150,000.00 anual o el canon de arrendamiento mensual a pagar sea superior a B/.15.50 por m^2, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 280. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyectos de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

ARTÍCULO 281. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demas trámites pertinentes.

ARTÍCULO 282. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 265.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 283. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 284. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 285. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:



1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 286. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 287. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 288. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.

ARTÍCULO 289. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos



provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 290. Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 291. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 1 de febrero y el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas, previa verificación de la efectiva disponibilidad de los saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

Los traslados de partidas menores a la suma de trescientos mil balboas (B/.300,000.00) serán tramitados, realizados y autorizados por la entidad y serán enviados para su rechazo, no objeción y registro al Ministerio de Economía y Finanzas y deberán ser remitidos a la Comisión de Presupuesto en



un término de cinco días hábiles. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1.000.000.00) y en cumplimiento con la Ley 34 de 2008, sobre Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00).

ARTÍCULO 292. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea, entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.
2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, indemnizaciones laborales (612), medicamentos (244), insumos médicos quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud y la Caja del Seguro Social) y partidas de inversión.
3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de alimentos para consumo humano, de cuotas a organismos internacionales y del Servicio de la Deuda Pública. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.
4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.



ARTÍCULO 293. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 294. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 295. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar, entre el 1 de febrero y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 296. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.



ARTÍCULO 297. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria.

ARTÍCULO 298. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 299. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 300. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas, actividades y proyectos incluidos en el Presupuesto General del Estado para asegurar que su avance físico, presupuestario y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total



de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado conjuntamente con la Contraloría General de la República, presentarán un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleve a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 301. Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros. Además, durante los veinte primeros días de cada mes, deberán remitir a la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas un informe con el porcentaje de ejecución física de los Proyectos de Inversión.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre y, ciento veinte días, después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe semestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá (FAP). La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copia de esos informes a la Contraloría General de la República y al

Ministerio de Economía y Finanzas, para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente semestre.

ARTÍCULO 302. Reasignación de partidas presupuestarias. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 303. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 304. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 305. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto



General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 306. Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 307. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

ARTÍCULO 308. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de febrero. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

ARTÍCULO 309. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 310. Tope Presupuestario. El Ministerio de Economía y Finanzas basado en las proyecciones fiscales fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal 2018.

ARTÍCULO 311. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas –SINIP–.



El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 312. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 313. Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 314. Programa de retiro voluntario. El Gobierno Nacional adoptará y reglamentará un programa de retiro voluntario, para lo cual creará un fondo que permitirá cubrir una indemnización a los servidores públicos que se acojan a este.

Las vacantes producto de tales retiros serán eliminadas de la estructura de puestos de cada entidad. El saldo no comprometido en las asignaciones de sueldos fijos de las posiciones eliminadas y los ahorros que produzca el Estado como patrono se transferirán a una reserva que se creará para tal propósito denominada Fondo de Retiro Voluntario.

ARTÍCULO 315. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.



ARTÍCULO 316. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordarán el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 317. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.
7. Estructura de la entidad.
8. Vacantes.

PARÁGRAFO. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios para cumplir y disponer de la información correspondiente a cada carrera pública, las cuales tendrán acceso a esta.

ARTÍCULO 318. Manual de organización y de clases ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 319. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.

ARTÍCULO 320. Modificación a la estructura organizativa. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas modificaciones a su estructura organizativa, a través



del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que las evaluará y autorizará.

ARTÍCULO 321. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado, y en apego a lo dispuesto en la Constitución Política y la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 322. Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 242 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 323. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2017, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 324. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 325. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 326. Otros Servicios Personales (080). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 327. Metro de Panamá, S.A. y subsidiarias. La empresa Metro de Panamá, S.A. y sus subsidiarias estarán exceptuadas de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, con la finalidad de no afectar su operación, salvo inversiones que excedan de la suma de setecientos cincuenta mil balboas (B/.750,000.00).

ARTÍCULO 328. Identificación de Obras de Inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal 2018 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá.

ARTÍCULO 329. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2017.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 358 de 2016 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los veintisiete días del mes de octubre del año dos mil dieciséis.

El Presidente,

Rubén De León Sánchez

El Secretario General,

Franz O. Wever Z.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA PANAMÁ, REPÚBLICA DE PANAMÁ, 2 DE DICIEMBRE DE 2016.

JUAN CARLOS VARELA R.
Presidente de la República

DULCIDIO DE LA GUARDIA
Ministro de Economía y Finanzas